

12028323

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended May 31, 2012

___ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 0-11399

CINTAS CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

WASHINGTON	31-1188630
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, Ohio 45262-5737
(Address of Principal Executive Offices)

(513) 459-1200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, no par value	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ✓ NO ___

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

YES ___ NO ✓

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES ✓ NO ___

Indicate by a check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

YES ✓ NO ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to the Form 10-K.___

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ✓ Accelerated Filer ___ Smaller Reporting Company ___ Non-Accelerated Filer ___ (Do not check if a smaller reporting company.)

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ___ NO ✓

The aggregate market value of the Registrant's Common Stock held by non-affiliates as of November 30, 2011, was $3,943,854,259 based on a closing sale price of $30.40 per share. As of June 30, 2012, 173,760,795 shares of the Registrant's Common Stock were issued and 126,529,863 shares were outstanding.

Documents Incorporated by Reference

Portions of the Registrant's Proxy Statement to be filed with the Commission for its 2012 Annual Meeting of Shareholders are incorporated by reference in Part III of this Form 10-K.

Cintas Corporation
Index to Annual Report on Form 10-K

		Page
Part I		
Item 1.	Business	3
Item 1A.	Risk Factors	5
Item 1B.	Unresolved Staff Comments	9
Item 2.	Properties	10
Item 3.	Legal Proceedings	10
Item 4.	Mine Safety Disclosures	10
Part II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	11
Item 6.	Selected Financial Data	14
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	15
Item 7A.	Quantitative and Qualitative Disclosure About Market Risk	29
Item 8.	Financial Statements and Supplementary Data	30
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	68
Item 9A.	Controls and Procedures	68
Item 9B.	Other Information	68
Part III		
Item 10.	Directors, Executive Officers and Corporate Governance	69
Item 11.	Executive Compensation	69
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	69
Item 13.	Certain Relationships and Related Transactions, and Director Independence	69
Item 14.	Principal Accountant Fees and Services	69
Part IV		
Item 15.	Exhibits and Financial Statement Schedules	70

Part I

Item 1. Business

Cintas Corporation ("Cintas," "Company," "we," "us" or "our"), a Washington corporation, provides highly specialized products and services to businesses of all types primarily throughout North America, as well as Latin America, Europe and Asia. Cintas' products and services are designed to enhance its customers' images and brand identification, as well as provide a safe and efficient work place. Cintas was founded in 1968 by Richard T. Farmer, currently the Chairman Emeritus of the Board of Directors, when he left his family's industrial laundry business in order to develop uniform programs using an exclusive new fabric. In the early 1970's, Cintas acquired the family industrial laundry business. Over the years, Cintas developed additional products and services that complemented its core uniform business and broadened the scope of products and services available to its customers.

Cintas classifies its businesses into four operating segments based on the types of products and services provided. The Rental Uniforms and Ancillary Products operating segment consists of the rental and servicing of uniforms and other garments including flame resistant clothing, mats, mops and shop towels and other ancillary items. In addition to these rental items, restroom cleaning services and supplies and carpet and tile cleaning services are also provided within this operating segment. The Uniform Direct Sales operating segment consists of the direct sale of uniforms and related items and branded promotional products. The First Aid, Safety and Fire Protection Services operating segment consists of first aid, safety and fire protection products and services. The Document Management Services operating segment consists of document destruction, document imaging and document retention services.

We provide our products and services to over 900,000 businesses of all types — from small service and manufacturing companies to major corporations that employ thousands of people. This diversity in customer base results in no individual customer accounting for greater than one percent of Cintas' total revenue. As a result, the loss of one account would not have a significant financial impact on Cintas.

The following table sets forth Cintas' total revenue and the revenue derived from each operating segment:

Fiscal Year Ended May 31, (in thousands)	**2012**	2011	2010
Rental Uniforms and Ancillary Products	$2,912,261	$2,692,248	$2,569,357
Uniform Direct Sales	433,994	419,222	386,370
First Aid, Safety and Fire Protection Services	415,703	377,663	338,651
Document Management Services	340,042	321,251	252,961
Total Revenue	$4,102,000	$3,810,384	$3,547,339

Additional information regarding each operating segment is also included in Note 13 entitled Operating Segment Information of "Notes to Consolidated Financial Statements."

The primary markets served by all Cintas operating segments are local in nature and highly fragmented. Cintas competes with national, regional and local providers, and the level of competition varies at each of Cintas' local operations. Product, design, price, quality, service and convenience to the customer are the competitive elements in each of our operating segments.

Within the Rental Uniforms and Ancillary Products operating segment, Cintas provides its products and services to customers via local delivery routes originating from rental processing plants and branches. Within the Uniform Direct Sales and First Aid, Safety and Fire Protection Services operating segments, Cintas provides its products and services via its distribution network and local delivery routes or local representatives. Within the Document Management Services operating segment, Cintas provides its services via local service routes originating from document management branches and document retention facilities. In total, Cintas has approximately 7,800 local delivery routes, 429 operational facilities and eight distribution centers. At May 31, 2012, Cintas employed approximately 30,000 employees, of which approximately 210 were represented by labor unions.

Cintas sources finished products from many outside suppliers. In addition, Cintas operates six manufacturing facilities that provide for standard uniform needs. Cintas purchases fabric, used in its manufacturing process, from several suppliers. Cintas is not aware of any circumstances that would hinder its ability to continue obtaining these materials.

Cintas is subject to various environmental laws and regulations, as are other companies in the uniform rental industry. While environmental compliance is not a material component of its costs, Cintas must incur capital expenditures and associated operating costs, primarily for water treatment and waste removal, on a regular basis. Environmental spending related to water treatment and waste removal was approximately $20 million in fiscal 2012 and approximately $18 million in fiscal 2011. Capital expenditures to limit or monitor hazardous substances were approximately $0.2 million in fiscal 2012 and approximately $2 million in fiscal 2011. Cintas does not expect a material change in the cost of environmental compliance and is not aware of any material non-compliance with environmental laws.

Cintas uses its corporate website, www.cintas.com, as a channel for routine distribution of important information, including news releases, analyst presentations and financial information. Cintas files with or furnishes to the SEC Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports, as well as proxy statements and annual reports to shareholders, and, from time to time, other documents. The reports and other documents filed with or furnished to the SEC are available to investors on or through our corporate website free of charge as soon as reasonably practicable after we electronically file them with or furnish them to the SEC. In addition, the public may read and copy any of the materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site located at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, such as Cintas, that file electronically with the SEC. Cintas' SEC filings and its Code of Business Conduct can be found on the Investor Information page of its website at www.cintas.com/company/investor_information/highlights.aspx. These documents are available in print to any shareholder who requests a copy by writing or calling Cintas as set forth on the Investor Information page. The content on any website referred to in this Annual Report on Form 10-K is not incorporated by reference into this Form 10-K unless expressly noted.

Item 1A. Risk Factors

The statements in this section describe the most significant risks that could materially and adversely affect our business, consolidated financial condition and consolidated results of operation and the trading price of our debt or equity securities.

In addition, this section sets forth statements which constitute our cautionary statements under the Private Securities Litigation Reform Act of 1995.

This Annual Report on Form 10-K contains forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a safe harbor from civil litigation for forward-looking statements. Forward-looking statements may be identified by words such as "estimates," "anticipates," "predicts," "projects," "plans," "expects," "intends," "target," "forecast," "believes," "seeks," "could," "should," "may" and "will" or the negative versions thereof and similar expressions and by the context in which they are used. Such statements are based upon current expectations of Cintas and speak only as of the date made. You should not place undue reliance on any forward-looking statement. We cannot guarantee that any forward-looking statement will be realized. These statements are subject to various risks, uncertainties and other factors that could cause actual results to differ from those set forth in or implied by this Annual Report. Factors that might cause such a difference include, but are not limited to, the possibility of greater than anticipated operating costs including energy and fuel costs, lower sales volumes, loss of customers due to outsourcing trends, the performance and costs of integration of acquisitions, fluctuations in costs of materials and labor including increased medical costs, costs and possible effects of union organizing activities, failure to comply with government regulations concerning employment discrimination, employee pay and benefits and employee health and safety, uncertainties regarding any existing or newly-discovered expenses and liabilities related to environmental compliance and remediation, the cost, results and ongoing assessment of internal controls for financial reporting required by the Sarbanes-Oxley Act of 2002, disruptions caused by the unaccessibility of computer systems data, the initiation or outcome of litigation, investigations or other proceedings, higher assumed sourcing or distribution costs of products, the disruption of operations from catastrophic or extraordinary events, the amount and timing of repurchases of our Common Stock, if any, changes in federal and state tax and labor laws and the reactions of competitors in terms of price and service. Cintas undertakes no obligation to publicly release any revisions to any forward-looking statements or to otherwise update any forward-looking statements whether as a result of new information or to reflect events, circumstances or any other unanticipated developments arising after the date on which such statements are made, except otherwise required by law.

Negative global economic factors may adversely affect our financial performance.
Negative economic conditions, in North America and our other markets, may adversely affect our financial performance. Higher levels of unemployment, inflation, tax rates and other changes in tax laws and other economic factors could adversely affect the demand for Cintas' products and services. Increases in labor costs, including healthcare and insurance costs, labor shortages or shortages of skilled labor, higher material costs for items such as fabrics and textiles, lower recycled paper prices, higher interest rates, inflation, higher tax rates and other changes in tax laws and other economic factors could increase our costs of rental uniforms and ancillary products and other services and selling and administrative expenses. As a result, these factors could adversely affect our sales and consolidated results of operations.

Increased competition could adversely affect our financial performance.
We operate in highly competitive industries and compete with national, regional and local providers. Product, design, price, quality, service and convenience to the customer are the competitive elements in these industries. If existing or future competitors seek to gain or retain market share by reducing prices, Cintas may be required to lower prices, which would hurt its results of operations. Cintas' competitors also generally compete with Cintas for

acquisition candidates, which can increase the price for acquisitions and reduce the number of available acquisition candidates. In addition, our customers and prospects may decide to perform certain services in-house instead of outsourcing these services to us. These competitive pressures could adversely affect our sales and consolidated results of operations.

An inability to open new, cost effective operating facilities may adversely affect our expansion efforts.
We plan to expand our presence in existing markets and enter new markets. The opening of new operating facilities is necessary to gain the capacity required for this expansion. Our ability to open new operating facilities depends on our ability to identify attractive locations, negotiate leases or real estate purchase agreements on acceptable terms, identify and obtain adequate utility and water sources and comply with environmental regulations, zoning laws and other similar factors. Any inability to effectively identify and manage these items may adversely affect our expansion efforts, and, consequently, adversely affect our financial performance.

Risks associated with our acquisition practice could adversely affect our results of operations.
Historically, a portion of our growth has come from acquisitions. We continue to evaluate opportunities for acquiring businesses that may supplement our internal growth. However, there can be no assurance that we will be able to locate and purchase suitable acquisitions. In addition, the success of any acquisition depends in part on our ability to integrate the acquired company. The process of integrating acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of our management's attention and our financial and other resources. Although we conduct due diligence investigations prior to each acquisition, there can be no assurance that we will discover or adequately protect against all material liabilities of an acquired business for which we may be responsible as a successor owner or operator. The failure to successfully integrate these acquired businesses or to discover such liabilities could adversely affect our consolidated results of operations.

Increases in fuel and energy costs could adversely affect our financial condition and results of operations.
The price of fuel and energy needed to run our vehicles and equipment is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries, regional production patterns, limits on refining capacities, natural disasters and environmental concerns. Increases in fuel and energy costs could adversely affect our consolidated financial condition and consolidated results of operations.

Unionization campaigns could adversely affect our results of operations.
Cintas has been and could continue to be the target of a unionization campaign by several unions. These unions have attempted to pressure Cintas into surrendering its employees' rights to a government-supervised election by unilaterally accepting union representation. We will continue to vigorously oppose any unionization campaign and defend our employees' rights to a government-supervised election. Unionization campaigns could be materially disruptive to our business and could adversely affect our consolidated results of operations.

Risks associated with the suppliers from whom our products are sourced could adversely affect our results of operations.
The products we sell are sourced from a wide variety of domestic and international suppliers. Global sourcing of many of the products we sell is an important factor in our financial performance. We require all of our suppliers to comply with applicable laws, including labor and environmental laws, and otherwise be certified as meeting our required supplier standards of conduct. Our ability to find qualified suppliers who meet our standards, and to access products in a timely and efficient manner is a significant challenge, especially with respect to suppliers located and goods sourced outside the United States. Political and economic stability in the countries in which foreign suppliers are located, the financial stability of suppliers, suppliers' failure to meet our supplier standards, labor problems experienced by our suppliers, the availability of raw materials to suppliers, currency exchange rates, transport availability and cost, inflation and other factors relating to the suppliers and the countries in which they

are located are beyond our control. In addition, U.S. and foreign trade policies, tariffs and other impositions on imported goods, trade sanctions imposed on certain countries, the limitation on the importation of certain types of goods or of goods containing certain materials from other countries and other factors relating to foreign trade are beyond our control. These and other factors affecting our suppliers and our access to products could adversely affect our consolidated results of operations.

Fluctuations in foreign currency exchange could adversely affect our financial condition and results of operations.
We earn revenue, pay expenses, own assets and incur liabilities in countries using currencies other than the U.S. dollar, including the Canadian dollar, British pound, and the euro. In fiscal years 2012, 2011 and 2010, revenue denominated in currencies other than the U.S. dollar represented less than 10% of our consolidated revenue. Because our consolidated financial statements are presented in U.S. dollars, we must translate revenue, income and expenses, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Therefore, fluctuations in the value of the U.S. dollar against other major currencies, particularly in the event of significant increases in foreign currency revenue, will impact our revenue and operating income and the value of balance sheet items denominated in foreign currencies. This impact could adversely affect our consolidated financial condition and consolidated results of operations.

Failure to comply with the regulations of the U.S. Occupational Safety and Health Administration and other state and local agencies that oversee safety compliance could adversely affect our results of operations.
The Occupational Safety and Health Act of 1970, as amended, or OSHA, establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by OSHA and various record keeping, disclosure and procedural requirements. Various OSHA standards may apply to our operations. We have incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of our business in complying with OSHA and other state and local laws and regulations. Any failure to comply with these regulations could result in fines by government authorities and payment of damages to private litigants and affect our ability to service our customers and adversely affect our consolidated results of operations.

We are subject to legal proceedings that may adversely affect our financial condition and results of operations.
We are party to various litigation claims and legal proceedings. We discuss these lawsuits and other litigation to which we are party in greater detail under the caption "Item 3. Legal Proceedings" and in Note 12 entitled Litigation and Other Contingencies of "Notes to Consolidated Financial Statements." Certain of these lawsuits or potential future lawsuits, if decided adversely to us or settled by us, may result in liability and expense material to our consolidated financial condition and consolidated results of operations.

Compliance with environmental laws and regulations could result in significant costs that adversely affect our results of operations.
Our operating locations are subject to environmental laws and regulations relating to the protection of the environment and health and safety matters, including those governing discharges of pollutants to the air and water, the management and disposal of hazardous substances and wastes and the clean-up of contaminated sites. The operation of our businesses entails risks under environmental laws and regulations. We could incur significant costs, including clean-up costs, fines and sanctions and claims by third parties for property damage and personal injury, as a result of violations of or liabilities under these laws and regulations. We are currently involved in a limited number of remedial investigations and actions at various locations. While based on information currently known to us, we believe that we maintain adequate reserves with respect to these matters, our liability could exceed forecasted amounts, and the imposition of additional clean-up obligations or the discovery of additional contamination at these or other sites could result in significant additional costs which could adversely affect our results of operations. In addition, potentially significant expenditures could be required to comply with environmental laws and regulations, including requirements that may be adopted or imposed in the future.

Under applicable environmental laws, an owner or operator of real estate may be required to pay the costs of removing or remediating hazardous materials located on or emanating from property, whether or not the owner or operator knew of or was responsible for the presence of such hazardous materials. While we regularly engage in environmental due diligence in connection with acquisitions, we can give no assurance that locations that have been acquired or leased have been operated in compliance with environmental laws and regulations during prior periods or that future uses or conditions will not make us liable under these laws or expose us to third-party actions, including tort suits.

We rely extensively on computer systems to process transactions, maintain information and manage our businesses. Disruptions in the availability of our computer systems could impact our ability to service our customers and adversely affect our sales and results of operations.

Our businesses rely on our computer systems to provide customer information, process customer transactions and provide other general information necessary to manage our businesses. We have an active disaster recovery plan in place that is frequently reviewed and tested. However, our computer systems are subject to damage or interruption due to system conversions, power outages, computer or telecommunication failures, catastrophic events such as fires, tornadoes and hurricanes and usage errors by our employees. In addition, cyber-security attacks are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data, and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and corruption of data. We believe that we have adopted appropriate measures to mitigate potential risks to our technology and our operations from these information technology-related and other potential disruptions. However, given the unpredictability of the timing, nature and scope of such disruptions, we could potentially be subject to production downtimes, operational delays, interruptions in our ability to provide products and services to our customers, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks, financial losses from remedial actions, loss of business or potential liability, and damage to our reputation. Any disruption caused by the unavailability of our computer systems could adversely affect our sales, could require us to make a significant investment to fix or replace them and, therefore, could adversely affect our consolidated results of operations.

Failure to achieve and maintain effective internal controls could adversely affect our business and stock price.

Effective internal controls are necessary for us to provide reliable financial reports. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the consolidated financial statement preparation and presentation. While we continue to evaluate our internal controls, we cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. If we fail to maintain the adequacy of our internal controls or if we or our independent registered public accounting firm were to discover material weaknesses in our internal controls, as such standards are modified, supplemented or amended, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Failure to achieve and maintain an effective internal control environment could cause us to be unable to produce reliable financial reports or prevent fraud. This may cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

We may experience difficulties in attracting and retaining competent personnel in key positions.

We believe that a key component of our success is our corporate culture which has been imparted by management throughout our corporate organization. This factor, along with our entire operation, depends on our ability to attract and retain key employees. Competitive pressures within and outside our industry may make it more difficult and expensive for us to attract and retain key employees which could adversely affect our businesses.

Unexpected events could disrupt our operations and adversely affect our results of operations.
Unexpected events, including fires or explosions at facilities, natural disasters such as hurricanes and tornadoes, war or terrorist activities, unplanned outages, supply disruptions, failure of equipment or systems or changes in laws and/or regulations impacting our businesses, could adversely affect our results of operations. These events could result in customer disruption, physical damage to one or more key operating facilities, the temporary closure of one or more key operating facilities or the temporary disruption of information systems.

We may recognize impairment charges, which could adversely affect our financial condition and results of operations.
We assess our goodwill and other intangible assets and our long-lived assets for impairment when required by U.S. generally accepted accounting principles. These accounting principles require that we record an impairment charge if circumstances indicate that the asset carrying values exceed their estimated fair values. The estimated fair value of these assets is impacted by general economic conditions in the locations in which we operate. Deterioration in these general economic conditions may result in: declining revenue which can lead to excess capacity and declining operating cash flow; reductions in management's estimates for future revenue and operating cash flow growth; increases in borrowing rates and other deterioration in factors that impact our weighted average cost of capital; and deteriorating real estate values. If our assessment of goodwill, other intangible assets or long-lived assets indicates an impairment of the carrying value for which we recognize an impairment charge, this may adversely affect our consolidated financial condition and consolidated results of operations.

Within our Document Management business, we handle customers' confidential information. Our failure to protect our customers' confidential information against security breaches could damage our reputation, harm our business and adversely impact our results of operations.
Our Document Management Services business includes both document destruction and document retention services. These services involve the handling of our customers' confidential information and the subsequent destruction or retention of this information. Any compromise of security, accidental loss or theft of customer data in our possession could damage our reputation and expose us to risk of liability, which could harm our business and adversely impact our consolidated results of operations.

The effects of credit market volatility and changes in our credit ratings could adversely affect our liquidity and results of operations.
Our operating cash flows, combined with access to the credit markets, provide us with significant discretionary funding capacity. However, deterioration in the global credit markets may limit our ability to access credit markets, which could adversely affect our liquidity and/or increase our cost of borrowing. In addition, credit market deterioration and its actual or perceived effects on our results of operations and financial condition, along with deterioration in general economic conditions, may increase the likelihood that the major independent credit agencies will downgrade our credit ratings, which could increase our cost of borrowing. Increases in our cost of borrowing could adversely affect our consolidated results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Cintas occupies 437 facilities located in 294 cities. Cintas leases 245 of these facilities for various terms ranging from monthly to the year 2032. Cintas expects that it will be able to renew or replace its leases on satisfactory terms. Of the six manufacturing facilities listed below, Cintas controls the operations of two of these manufacturing facilities, but does not own or lease the real estate related to these operations. All other facilities are owned. The principal executive office in Cincinnati, Ohio, provides centrally located administrative functions including accounting, finance, marketing and computer system development and support. Cintas operates rental processing plants that house administrative, sales and service personnel and the necessary equipment involved in the cleaning of uniforms and bulk items, such as entrance mats and shop towels. Branch operations provide administrative, sales and service functions. Cintas operates eight distribution centers and six manufacturing facilities. Cintas also operates first aid, safety and fire protection and document management facilities and direct sales offices. Cintas considers the facilities it operates to be adequate for their intended use. Cintas owns or leases approximately 13,400 vehicles which are used for the route-based services and by the sales and management employee-partners.

The following chart provides additional information concerning Cintas' facilities:

Type of Facility	# of Facilities
Rental Processing Plants	166
Rental Branches	108
First Aid, Safety and Fire Protection Facilities	59
Document Management Facilities	75
Distribution Centers	8*
Manufacturing Facilities	6
Direct Sales Offices	15
Total	437

Rental processing plants, rental branches, distribution centers and manufacturing facilities are used in Cintas' Rental Uniforms and Ancillary Products operating segment. Rental processing plants, rental branches, distribution centers, manufacturing facilities and direct sales offices are all used in the Uniform Direct Sales operating segment. First aid, safety and fire protection facilities, rental processing facilities and distribution centers are used in the First Aid, Safety and Fire Protection Services operating segment. Document management facilities and rental processing facilities are used in the Document Management Services operating segment.

* Includes the principal executive office, which is attached to the distribution center in Cincinnati, Ohio.

Item 3. Legal Proceedings

We discuss material legal proceedings (other than ordinary routine litigation incidental to our business) pending against us in "Item 8. Financial Statements and Supplementary Data," in Note 12 entitled Litigation and Other Contingencies of "Notes to Consolidated Financial Statements." We refer you to and incorporate by reference into this Item 3 that discussion for important information concerning those legal proceedings, including the basis for such actions and, where known, the relief sought.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Cintas' common stock is traded on the NASDAQ Global Select Market under the symbol "CTAS." The following table shows the high and low sales prices of shares of Cintas' common stock by quarter during the last two fiscal years:

Fiscal 2012		
Quarter Ended	High	Low
May 2012	$ 40.61	$ 36.40
February 2012	39.34	29.31
November 2011	32.48	26.39
August 2011	34.54	26.59
Fiscal 2011		
Quarter Ended	High	Low
May 2011	$ 32.90	$ 27.22
February 2011	30.19	27.18
November 2010	28.47	25.70
August 2010	27.26	23.50

Holders

At May 31, 2012, there were approximately 2,000 shareholders on record of Cintas' common stock. Cintas believes that this represents approximately 30,000 beneficial owners.

Dividends

Dividends on Cintas' outstanding common stock have been paid annually and amounted to $0.54 per share, $0.49 per share and $0.48 per share in fiscal 2012, 2011 and 2010, respectively.

Stock Performance Graph

The following graph summarizes the cumulative return on $100 invested in Cintas' common stock, the S&P 500 Stock Index and the common stocks of a selected peer group of companies. Because our products and services are diverse, Cintas does not believe that any single published industry index is appropriate for comparing shareholder return. Therefore, the peer group used in the performance graph combines four publicly traded companies in the business services industry that have similar characteristics as Cintas, such as route-based delivery of products and services. The companies included in the peer group are G & K Services, Inc., UniFirst Corporation, ABM Industries and Ecolab, Inc.

Total shareholder return was based on the increase in the price of the common stock and assumed reinvestment of all dividends. Further, total return was weighted according to market capitalization of each company. The companies in the peer group are not the same as those considered by the Compensation Committee of the Board of Directors.

Total Shareholder Returns
Comparison of Five-Year Cumulative Total Return


Dollars
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Peer Group
S&P 500
Cintas Corporation
May '07
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Feb '10
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Periods Ending

Purchases of Equity Securities by the Issuer and Affiliated Purchases

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of the publicly announced plan [1]	Maximum approximate dollar value of shares that may yet be purchased under the plan [1]
March 1 - 31, 2012	—	$ —	—	$ 500,000,000
April 1 - 30, 2012	1,299,469	39.18	1,299,469	449,089,096
May 1 - 31, 2012 [2]	2,016,386	39.05	2,015,373	370,391,845
Total	3,315,855	$ 39.10	3,314,842	$ 370,391,845

[1] On October 18, 2011, Cintas announced that the Board of Directors authorized a $500.0 million share buyback program at market prices. Beginning in April 2012, under the October 18, 2011 program, through May 31, 2012, Cintas has purchased a total of approximately 3.3 million shares of Cintas stock at an average price of $39.10 per share for a total purchase price of $129.6 million.

[2] During May 2012, Cintas purchased 1,013 shares of Cintas common stock in trade for employee payroll taxes due on restricted stock options that vested during the fiscal year. These shares were purchased at an average price of $37.61 per share for a total purchase price of less than $0.1 million.

Item 6. Selected Financial Data

Eleven-Year Financial Summary

(In thousands except per share and percentage data)

Fiscal Years Ended May 31,	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	**2012**	10-Year Compd Growth
Revenue	$ 2,271,052	2,686,585	2,814,059	3,067,283	3,403,608	3,706,900	3,937,900	3,774,685	3,547,339	3,810,384	4,102,000	6.1%
Net Income	$ 229,466	243,191	265,078	292,547	323,382	334,538	335,405	226,357	215,620	246,989	297,637	2.6%
Basic EPS	$ 1.35	1.43	1.55	1.70	1.93	2.09	2.15	1.48	1.40	1.68	2.27	5.3%
Diluted EPS	$ 1.33	1.41	1.54	1.69	1.92	2.09	2.15	1.48	1.40	1.68	2.27	5.5%
Dividends Per Share	$ 0.25	0.27	0.29	0.32	0.35	0.39	0.46	0.47	0.48	0.49	0.54	8.0%
Total Assets	$ 2,519,234	2,582,946	2,810,297	3,059,744	3,425,237	3,570,480	3,808,601	3,720,951	3,969,736	4,351,940	4,160,906	5.1%
Shareholders' Equity	$ 1,423,814	1,646,418	1,888,093	2,104,574	2,090,192	2,167,738	2,254,131	2,367,409	2,534,029	2,302,649	2,139,135	4.2%
Return on Average Equity [1]	17.3%	15.8%	15.0%	14.7%	15.4%	15.7%	15.2%	9.8%	8.8%	10.2%	13.4%	
Long-Term Debt	$ 703,250	534,763	473,685	465,291	794,454	877,074	942,736	786,058	785,444	1,284,790	1,059,166	

[1] Return on average equity is computed as net income divided by the average of shareholders' equity. We believe that this calculation gives management and shareholders a good indication of Cintas' historical performance.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Strategy

Cintas provides highly specialized products and services to businesses of all types primarily throughout North America, as well as Latin America, Europe and Asia. We bring value to our customers by helping them provide a cleaner, safer and more pleasant atmosphere for their customers and employees. Our products and services are designed to improve our customers' images. We also help our customers protect their employees and their company by enhancing workplace safety and helping to ensure legal compliance in key areas of their business.

We are North America's leading provider of corporate identity uniforms through rental and sales programs, as well as a significant provider of related business services, including entrance mats, restroom cleaning services and supplies, carpet and tile cleaning services, first aid, safety and fire protection products and services, document management services and branded promotional products.

Cintas' principal objective is "to exceed customers' expectations in order to maximize the long-term value of Cintas for shareholders and working partners," and it provides the framework and focus for Cintas' business strategy. This strategy is to achieve revenue growth for all of our products and services by increasing our penetration at existing customers and by broadening our customer base to include business segments to which we have not historically served. We will also continue to identify additional product and service opportunities for our current and future customers.

To pursue the strategy of increasing penetration, we have a highly talented and diverse team of service professionals visiting our customers on a regular basis. This frequent contact with our customers enables us to develop close personal relationships. The combination of our distribution system and these strong customer relationships provides a platform from which we launch additional products and services.

We pursue the strategy of broadening our customer base in several ways. Cintas has a national sales organization introducing all of our products and services to prospects in all business segments. Our broad range of products and services allows our sales organization to consider any type of business a prospect. We also broaden our customer base through geographic expansion, especially in our emerging businesses of first aid and safety, fire protection and document management. Finally, we evaluate strategic acquisitions as opportunities arise.

Results of Operations

Cintas classifies its businesses into four operating segments based on the types of products and services provided. The Rental Uniforms and Ancillary Products operating segment consists of the rental and servicing of uniforms and other garments including flame resistant clothing, mats, mops and shop towels and other ancillary items. In addition to these rental items, restroom cleaning services and supplies and carpet and tile cleaning services are also provided within this operating segment. The Uniform Direct Sales operating segment consists of the direct sale of uniforms and related items and branded promotional products. The First Aid, Safety and Fire Protection Services operating segment consists of first aid, safety and fire protection products and services. The Document Management Services operating segment consists of document destruction, document imaging and document retention services.

The following table sets forth certain consolidated statements of income data as a percent of revenue by operating segment and in total for the fiscal years ended May 31:

	2012	2011	2010
Revenue:			
Rental Uniforms and Ancillary Products	71.0%	70.7%	72.4%
Uniform Direct Sales	10.6%	11.0%	11.0%
First Aid, Safety and Fire Protection Services	10.1%	9.9%	9.5%
Document Management Services	8.3%	8.4%	7.1%
Total revenue	100.0%	100.0%	100.0%
Cost of sales:			
Rental Uniforms and Ancillary Products	56.6%	56.8%	56.4%
Uniform Direct Sales	70.1%	69.8%	69.9%
First Aid, Safety and Fire Protection Services	57.1%	58.7%	61.1%
Document Management Services	50.9%	48.7%	48.6%
Total cost of sales	57.6%	57.8%	57.8%
Gross margin:			
Rental Uniforms and Ancillary Products	43.4%	43.2%	43.6%
Uniform Direct Sales	29.9%	30.2%	30.1%
First Aid, Safety and Fire Protection Services	42.9%	41.3%	38.9%
Document Management Services	49.1%	51.3%	51.4%
Total gross margin	42.4%	42.2%	42.2%
Selling and administrative expenses	29.2%	30.7%	30.6%
Legal settlements, net of insurance proceeds	—%	—%	0.7%
Restructuring credits	—%	—%	-0.1%
Interest income	—%	-0.1%	-0.1%
Interest expense	1.7%	1.3%	1.4%
Income before income taxes	11.5%	10.3%	9.7%

Fiscal 2012 Compared to Fiscal 2011

Fiscal 2012 total revenue was $4.1 billion, an increase of 7.7% compared to fiscal 2011. The increase primarily resulted from an organic growth increase of 6.1%. Revenue was also positively impacted by 0.4% due to one more workday in fiscal 2012 compared to fiscal 2011. The remaining 1.2% increase represents growth derived through acquisitions in our Document Management Services operating segment, our First Aid, Safety and Fire Protection Services operating segment and our Uniform Rentals and Ancillary Products operating segment during the year. Organic growth by quarter is shown in the table below. Organic growth percentages have been adjusted for the appropriate number of workdays, by quarter and for the year, where applicable.

	Organic Growth
First Quarter Ending August 31, 2011	7.6%
Second Quarter Ending November 30, 2011	7.0%
Third Quarter Ending February 29, 2012	5.9%
Fourth Quarter Ending May 31, 2012	4.0%
For the Fiscal Year Ending May 31, 2012	6.1%

Rental Uniforms and Ancillary Products operating segment revenue consists predominantly of revenue derived from the rental of corporate identity uniforms and other garments, including flame resistant clothing, and the rental and/or sale of mats, mops, shop towels, restroom supplies and other rental services. Revenue from the Rental Uniforms and Ancillary Products operating segment increased 8.2% compared to fiscal 2011. The increase primarily resulted from an organic growth increase in revenue of 6.7%. This organic increase in the Rental Uniforms and Ancillary Products operating segment revenue was primarily due to improvements in sales representative productivity. Generally, sales productivity improvements are the result of increased tenure and improved training, which result in a higher number of accounts sold. Revenue was also positively impacted by 0.4% due to one more workday in fiscal 2012 compared to fiscal 2011. The remaining 1.1% increase represents growth derived through acquisitions in our Rental Uniforms and Ancillary Products operating segment.

Other Services revenue, consisting of revenue from the reportable operating segments of Uniform Direct Sales, First Aid, Safety and Fire Protection Services and Document Management Services, increased 6.4% compared to fiscal 2011. The increase primarily resulted from an organic growth increase of 4.6% which was due to improved sales representative productivity and improved account retention, slightly offset by a decrease in the average selling price of recycled paper. Revenue was also positively impacted by 0.4% due to one more workday in fiscal 2012 compared to fiscal 2011. The remaining 1.4% represents growth derived through acquisitions in our Document Management Services operating segment and our First Aid, Safety and Fire Protection Services operating segment during fiscal 2012.

Cost of rental uniforms and ancillary products increased 7.7% compared to fiscal 2011. Cost of rental uniforms and ancillary products consists primarily of production expenses, delivery expenses and the amortization of in service inventory, including uniforms, mats, mops, shop towels and other ancillary items. The cost of rental uniforms and ancillary products increase compared to fiscal 2011 was due to increased Rental Uniforms and Ancillary Products operating segment sales volume.

Cost of other services increased 6.6% compared to fiscal 2011. Cost of other services consists primarily of cost of goods sold (predominantly uniforms and first aid products), delivery expenses and distribution expenses in the Uniform Direct Sales operating segment, the First Aid, Safety and Fire Protection Services operating segment and the Document Management Services operating segment. The increase from fiscal 2011 was due to increased Other Services sales volume.

Selling and administrative expenses increased $30.0 million, or 2.6%, compared to fiscal 2011 due to increases in labor and other employee-partner related expenses. However, selling and administrative expenses as a percent of revenue, at 29.2%, decreased from 30.7% in fiscal 2011 due to improvements in sales representative productivity and cost control initiatives.

Operating income of $539.6 million in fiscal 2012 increased $99.3 million, or 22.5%, compared to fiscal 2011. This increase was primarily due to increased revenue in fiscal 2012 and improved capacity utilization.

Net interest expense (interest expense less interest income) increased $21.0 million from fiscal 2011. This increase was due to the increased interest cost associated with the issuance of $500.0 million aggregate principal amount of senior notes in the fourth quarter of fiscal 2011.

Income before income taxes was $470.9 million, a 19.9% increase compared to fiscal 2011. This change reflects the increase in operating income offset by the increase in net interest expense described above.

Cintas' effective tax rate was 36.8% for fiscal 2012 as compared to 37.1% and 37.3% for fiscal 2011 and 2010, respectively. The decrease in the effective tax rate from fiscal 2011 to fiscal 2012 was primarily the result of positive audit resolutions (also see Note 7 entitled Income Taxes of "Notes to Consolidated Financial Statements" for more information on income taxes).

Net income for fiscal 2012 of $297.6 million was a 20.5% increase compared to fiscal 2011. This increase was primarily due to revenue increasing at a faster rate of 7.7% compared to a 5.7% increase in operating expenses. Revenue grew at a faster rate primarily due to improvements in sales representative productivity. Diluted earnings per share of $2.27 was a 35.1% increase compared to fiscal 2011. The increase in diluted earnings per share is higher than the increase in net income due to a decrease in weighted average common stock outstanding as a result of Cintas purchasing 11.4 million shares of its common stock during fiscal 2012.

Rental Uniforms and Ancillary Products Operating Segment

As discussed above, Rental Uniforms and Ancillary Products operating segment revenue increased $220.0 million, or 8.2%, and the cost of rental uniforms and ancillary products increased $118.1 million, or 7.7%. The operating segment's fiscal 2012 gross margin was 43.4% of revenue compared to 43.2% in fiscal 2011. The increase in gross margin as a percent of revenue over fiscal 2011 was due to an increase in revenue as a result of improvements in sales representative productivity and improved capacity utilization.

Selling and administrative expenses for the Rental Uniforms and Ancillary Products operating segment increased $12.0 million in fiscal 2012 compared to fiscal 2011 primarily due to increases in labor and other employee-partner related expenses. Selling and administrative expenses as a percent of revenue, at 28.6%, decreased from 30.5% in fiscal 2011. This decrease as a percent of revenue was primarily due to cost control initiatives and higher Rental Uniforms and Ancillary Products operating segment revenue from greater sales representative productivity in fiscal 2012 compared to fiscal 2011.

Income before income taxes increased $89.9 million to $429.5 million for the Rental Uniforms and Ancillary Products operating segment for fiscal 2012 compared to fiscal 2011. This increase is primarily due to the increase in revenue offset by the increase in selling and administrative expenses discussed above.

Uniform Direct Sales Operating Segment

Uniform Direct Sales operating segment revenue increased $14.8 million, or 3.5%, compared to fiscal 2011. Revenue was positively impacted by 0.4% due to one more workday in fiscal 2012 compared to fiscal 2011. Cost of uniform direct sales increased $11.6 million, or 4.0%, compared to fiscal 2011. The gross margin as a percent of revenue was 29.9% for fiscal 2012 compared to 30.2% in fiscal 2011. This decrease in gross margin as a percent of revenue over fiscal 2011 was due to increased garment material costs due to higher cotton prices, higher freight costs on shipments from our distribution centers and higher energy-related costs associated with our rental catalog service.

Selling and administrative expenses increased $2.4 million, or 3.0%, in fiscal 2012 compared to fiscal 2011. Selling and administrative expenses as a percent of revenue, at 18.6%, decreased slightly from 18.7% in fiscal 2011.

Income before income taxes was $49.0 million in fiscal 2012, an increase of $0.8 million, or 1.6%, compared to fiscal 2011. Income before income taxes as a percent of revenue, at 11.3%, decreased from 11.5% in fiscal 2011. This decrease in income before income taxes is primarily due to cost of uniform direct sales increasing at a greater rate than revenue based on the factors noted above.

First Aid, Safety and Fire Protection Services Operating Segment

First Aid, Safety and Fire Protection Services operating segment revenue increased $38.0 million in fiscal 2012, a 10.1% increase compared to fiscal 2011. This increase primarily resulted from an organic growth increase of 8.4% due to improvements in sales representative productivity and improved customer retention. Revenue was also positively impacted by 0.4% due to one more workday in fiscal 2012 compared to fiscal 2011. The remaining 1.3% represents growth derived through acquisitions.

Cost of first aid, safety and fire protection services increased $15.6 million, or 7.1%, in fiscal 2012, due primarily to increased First Aid, Safety and Fire Protection Services operating segment volume. Gross margin for the First Aid, Safety and Fire Protection Services operating segment is defined as revenue less cost of goods, warehouse expenses, service expenses and training expenses. The gross margin as a percent of revenue was 42.9% for fiscal 2012 compared to 41.3% in fiscal 2011. This increase is due to an increase in revenue for the reasons noted above and improved capacity utilization from the higher revenue levels.

Selling and administrative expenses increased by $8.7 million, or 6.5%, in fiscal 2012 compared to fiscal 2011 primarily due to an increase in labor and other employee-partner related expenses. However, selling and administrative expenses as a percent of revenue, at 34.5%, decreased from 35.6% in fiscal 2011. Revenue grew at a faster rate than selling and administrative expenses due to improvements in sales representative productivity and cost control initiatives.

Income before income taxes for the First Aid, Safety and Fire Protection Services operating segment was $35.1 million in fiscal 2012 compared to $21.5 million in fiscal 2011. This increase in income before income taxes was primarily due to the increase in First Aid, Safety and Fire Protection Services operating segment revenue and improved capacity utilization from the higher revenue levels.

Document Management Services Operating Segment

Document Management Services operating segment revenue increased $18.8 million for fiscal 2012, or 5.8%, over fiscal 2011. This increase primarily resulted from an organic growth increase of 2.1%. Revenue was also positively impacted by 0.4% due to one more workday in fiscal 2012 compared to fiscal 2011. The remaining 3.3% increase represents growth derived mainly through acquisitions. This operating segment derives a portion of its revenue from the sale of shredded paper to paper recyclers. The average price from these paper sales decreased by approximately 6% in fiscal 2012 compared to fiscal 2011, due to decreases in recycled paper prices. This decrease resulted in lower recycled paper revenue.

Cost of document management services increased $16.9 million, or 10.8%, for fiscal 2012 due to increased Document Management Services operating segment volume. Gross margin for the Document Management Services operating segment is defined as revenue less production and service costs. The gross margin as a percent of revenue decreased from 51.3% in fiscal 2011 to 49.1% in fiscal 2012. This decrease is due to a drop in recycled paper prices and an increase in energy-related costs in fiscal 2012 compared to fiscal 2011.

Selling and administrative expenses increased $7.0 million in fiscal 2012 over fiscal 2011. This increase is primarily due to an increase in labor and other employee-partner related expenses. However, these expenses as a percent of revenue, at 41.4%, decreased from 41.7% in fiscal 2011. This decrease is due to the revenue growing at a faster rate than the expenses due to cost control initiatives, lower bad debt expense and lower amortization expense related to acquisition related intangible assets.

Income before income taxes for the Document Management Services operating segment was $26.0 million, a decrease of $5.1 million compared to fiscal 2011. Income before income taxes, at 7.6% of the operating segment's revenue, decreased from 9.7% in fiscal 2011. This decrease is primarily a result of the increase in the cost of document management services and selling and administrative expenses, as discussed above.

Fiscal 2011 Compared to Fiscal 2010

Fiscal 2011 total revenue was $3.8 billion, an increase of 7.4% compared to fiscal 2010. Total revenue increased organically by 5.1%. The remaining 2.3% represents growth derived through acquisitions in our Document Management Services operating segment, our First Aid, Safety and Fire Protection Services operating segment and our Rental Uniforms and Ancillary Products operating segment. Organic growth by quarter is shown in the table below.

	Organic Growth
First Quarter Ending August 31, 2010	2.8%
Second Quarter Ending November 30, 2010	4.2%
Third Quarter Ending February 28, 2011	5.5%
Fourth Quarter Ending May 31, 2011	8.0%
For the Fiscal Year Ending May 31, 2011	5.1%

Rental Uniforms and Ancillary Products operating segment revenue consists predominantly of revenue derived from the rental of corporate identity uniforms and other garments including flame resistant clothing, and the rental and/or sale of mats, mops, shop towels, restroom supplies and other rental services. Revenue from the Rental Uniforms and Ancillary Products operating segment increased 4.8% compared to fiscal 2010. Rental Uniforms and Ancillary Products operating segment revenue increased organically by 3.3% in fiscal 2011. This organic increase in the Rental Uniforms and Ancillary Products operating segment revenue was primarily due to improvements in sales representative productivity and improved customer retention. The remaining revenue growth of 1.5% was due to acquisitions made in this operating segment.

Other Services revenue, consisting of revenue from the reportable operating segments of Uniform Direct Sales, First Aid, Safety and Fire Protection Services and Document Management Services, increased 14.3% compared to fiscal 2010. The increase primarily resulted from an organic increase of 9.8%, which was due to improved sales representative productivity, improved account retention and an increase in the average selling price of recycled paper. The remaining 4.5% represents growth derived through acquisitions in our Document Management Services operating segment and our First Aid, Safety and Fire Protection Services operating segment during fiscal 2011.

Cost of rental uniforms and ancillary products increased 5.6% compared to fiscal 2010. Cost of rental uniforms and ancillary products consists primarily of production expenses, delivery expenses and the amortization of in service inventory, including uniforms, mats, mops, shop towels and other ancillary items. The cost of rental uniforms and ancillary products increase compared to fiscal 2010 was due to increased Rental Uniforms and Ancillary Products operating segment sales volume.

Cost of other services increased 11.8% compared to fiscal 2010. Cost of other services consists primarily of cost of goods sold (predominantly uniforms and first aid products), delivery expenses and distribution expenses in the Uniform Direct Sales operating segment, the First Aid, Safety and Fire Protection Services operating segment and the Document Management Services operating segment. The increase from fiscal 2010 was due to increased Other Services sales volume.

Selling and administrative expenses increased $82.6 million, or 7.6%, compared to fiscal 2010. Labor and payroll tax expenses increased $47.5 million compared to fiscal 2010 primarily as a result of an increase in the number of sales representatives. In addition, bad debt expense increased $6.7 million due to a slight deterioration in the aging of receivables and professional services increased $10.9 million due to costs related to our enterprise-wide system conversion.

During the first quarter of fiscal 2010, Cintas and the plaintiffs involved in the litigation, *Paul Veliz, et al. v. Cintas Corporation*, reached a settlement in principle. The pre-tax impact, net of insurance proceeds, was approximately

$19.5 million. This settlement is more fully described in Note 12 entitled Litigation and Other Contingencies of "Notes to Consolidated Financial Statements." During the second quarter of fiscal 2010, Cintas had legal settlements that totaled $4.0 million, net of insurance proceeds. None of these settlements were significant individually. These settlements included litigation related to multiple subjects including employment practices and insurance coverage.

Operating income of $440.3 million in fiscal 2011 increased $49.5 million, or 12.7%, compared to fiscal 2010. This increase was primarily due to increased revenue in fiscal 2011, improved capacity utilization and the legal settlements that occurred in the prior fiscal year.

Net interest expense (interest expense less interest income) increased $0.8 million from fiscal 2010. This increase was due to a $1.1 million increase in interest expense caused by higher levels of borrowings in fiscal 2011 compared to fiscal 2010, offset by a $0.3 million increase in interest income.

Income before income taxes was $392.7 million, a 14.2% increase compared to fiscal 2010. This change reflects the increase in operating income offset by the increase in net interest expense described above.

Cintas' effective tax rate was 37.1% for fiscal 2011 as compared to 37.3% and 37.4% for fiscal 2010 and 2009, respectively (also see Note 7 entitled Income Taxes of "Notes to Consolidated Financial Statements" for more information on income taxes).

Net income for fiscal 2011 of $247.0 million was a 14.5% increase compared to fiscal 2010, and diluted earnings per share of $1.68 was a 20.0% increase compared to fiscal 2010. These changes reflect the items described above. The increase in diluted earnings per share of 20.0% is higher than the 14.5% increase in net income due to the impact of Cintas purchasing 15.4 million shares of its common stock during fiscal 2011.

Rental Uniforms and Ancillary Products Operating Segment

As discussed above, Rental Uniforms and Ancillary Products operating segment revenue increased $122.9 million, or 4.8%, and the cost of rental uniforms and ancillary products increased $80.9 million, or 5.6%. The operating segment's fiscal 2011 gross margin was 43.2% of revenue compared to 43.6% in fiscal 2010. The reduction in gross margin as a percent of revenue over fiscal 2010 was due to a 15 basis point increase in maintenance costs and a 15 basis point increase in energy-related costs, which include natural gas, electric and gas.

Selling and administrative expenses for the Rental Uniforms and Ancillary Products operating segment increased $36.1 million in fiscal 2011 compared to fiscal 2010 primarily due to an increase in selling labor due to the addition of sales representatives. The sales representatives were primarily added during the third quarter of fiscal 2010 to grow revenue in the operating segment. Selling and administrative expenses as a percent of revenue, at 30.5%, slightly decreased from 30.6% in fiscal 2010. This slight decrease as a percent of revenue was due to higher volume.

Income before income taxes increased $3.0 million to $339.6 million for the Rental Uniforms and Ancillary Products operating segment for fiscal 2011 compared to fiscal 2010. This increase is primarily due to the increase in revenue offset by the increase in selling and administrative expenses discussed above.

Uniform Direct Sales Operating Segment

Uniform Direct Sales operating segment revenue increased $32.9 million, or 8.5%, compared to fiscal 2010. Cost of uniform direct sales increased $22.7 million, or 8.4%, compared to fiscal 2010. The gross margin as a percent of revenue was 30.2% for fiscal 2011, which is relatively consistent with the 30.1% in fiscal 2010.

Selling and administrative expenses increased $2.0 million, or 2.6%, in fiscal 2011 compared to fiscal 2010. Selling and administrative expenses as a percent of revenue, at 18.7%, decreased from 19.7% in fiscal 2010. This decrease in selling and administrative expenses as a percent of revenue was due to the selling and administrative expenses being relatively consistent with fiscal 2010 while revenue increased by 8.5%.

Income before income taxes was $48.3 million in fiscal 2011, an increase of $8.2 million, or 20.3%, compared to fiscal 2010. The increase in income before income taxes is primarily due to the increase in revenue while keeping selling and administrative expenses relatively consistent.

First Aid, Safety and Fire Protection Services Operating Segment

First Aid, Safety and Fire Protection Services operating segment revenue increased $39.0 million in fiscal 2011, an 11.5% increase compared to fiscal 2010. This increase primarily resulted from an organic increase of 7.3%, which is attributable to improved customer retention and sales representative productivity. The remaining 4.2% represents growth derived through acquisitions.

Cost of first aid, safety and fire protection services increased $14.7 million, or 7.1%, in fiscal 2011, due primarily to increased First Aid, Safety and Fire Protection Services operating segment volume. Gross margin for the First Aid, Safety and Fire Protection Services operating segment is defined as revenue less cost of goods, warehouse expenses, service expenses and training expenses. The gross margin as a percent of revenue was 41.3% for fiscal 2011 compared to 38.9% in fiscal 2010. This increase is due to an increase in revenue and improved capacity utilization.

Selling and administrative expenses increased by $16.3 million, or 13.8%, in fiscal 2011 compared to fiscal 2010 primarily due to an increase in the number of sales representatives and a $2.4 million increase in bad debt expense due to a slight deterioration in the aging of receivables. Selling and administrative expenses as a percent of revenue, at 35.6%, increased from 34.9% in fiscal 2010.

Income before income taxes for the First Aid, Safety and Fire Protection Services operating segment was $21.5 million in fiscal 2011 compared to $13.4 million in fiscal 2010. This increase in income before income taxes was primarily due to the increase in First Aid, Safety and Fire Protection Services operating segment revenue and improved capacity utilization.

Document Management Services Operating Segment

Document Management Services operating segment revenue increased $68.3 million for fiscal 2011, or 27.0%, over fiscal 2010. This increase primarily resulted from an organic increase of 15.3%. The organic increase is primarily due to the sale of destruction services to new customers and an increase in recycled paper revenue. This operating segment derives a portion of its revenue from the sale of shredded paper to paper recyclers. The average selling price from these paper sales increased by approximately 31% in fiscal 2011 compared to fiscal 2010. Excluding recycled paper revenue, this operating segment revenue grew 8.2% organically compared to fiscal 2010. Acquisitions accounted for revenue growth of 11.7%.

Cost of document management services increased $33.3 million, or 27.1%, for fiscal 2011 due to increased Document Management Services operating segment volume. Gross margin for the Document Management Services operating segment is defined as revenue less production and service costs. The gross margin as a percent of revenue was 51.3% for fiscal 2011, which is relatively consistent with the gross margin of 51.4% in fiscal 2010.

Selling and administrative expenses increased $28.2 million in fiscal 2011 over fiscal 2010. This increase is primarily due to an increase in the number of sales representatives. Selling and administrative expenses as a percent of revenue was 41.7% for fiscal 2011, which is consistent with the 41.8% in fiscal 2010.

Income before income taxes for the Document Management Services operating segment was $31.1 million, an increase of $6.8 million compared to fiscal 2010. Income before income taxes was 9.7% of the operating segment's revenue which is consistent with 9.6% in fiscal 2010.

Liquidity and Capital Resources

The following is a summary of our cash flows and cash, cash equivalents and marketable securities as of and for the fiscal years ending May 31:

(In thousands)	**2012**	2011
Net cash provided by operating activities	$ 469,862	$ 340,886
Net cash used in investing activities	$ (104,294)	$ (298,593)
Net cash used in financing activities	$ (460,575)	$ (20,038)
Cash and cash equivalents at the end of the period	$ 339,825	$ 438,106
Marketable securities at the end of the period	$ —	$ 87,220

The cash, cash equivalents and marketable securities as of May 31, 2012, include $51.8 million that is located outside of the United States. In the fourth quarter of fiscal 2012, Cintas repatriated approximately $110 million of cash from foreign subsidiaries. We expect to use the remaining amounts located outside of the U.S. to fund our international operations and international expansion activities. No marketable securities were outstanding at May 31, 2012. We believe that our investment policy pertaining to marketable securities is conservative. The primary criterion used in making investment decisions is the preservation of principal, while earning an attractive yield.

Cash flows provided by operating activities have historically supplied us with a significant source of liquidity. We generally use these cash flows to fund most, if not all, of our operations and expansion activities and dividends on our common stock. We may also use cash flows provided by operating activities, as well as proceeds from long-term debt and short-term borrowings, to fund growth and expansion opportunities, as well as other cash requirements such as the repurchase of our common stock.

Net cash provided by operating activities was $469.9 million for fiscal 2012, an increase of $129.0 million compared to fiscal 2011. Along with the increase in net income, the decrease in inventory during the third and fourth quarters of fiscal 2012 also had a positive impact on our operating cash flow. In addition, although accounts receivable increased on increased revenue, the average accounts receivable collection period at May 31, 2012 improved to 40 days compared to 42 days at May 31, 2011.

Net cash used in investing activities includes capital expenditures and cash paid for acquisitions of businesses. Capital expenditures were $160.8 million and $182.6 million for fiscal 2012 and fiscal 2011, respectively. These capital expenditures primarily related to expansion efforts in the Rental Uniforms and Ancillary Products and Document Management Services operating segments and to our enterprise-wide system conversion. Capital expenditures for fiscal 2012 included $107.2 million for the Rental Uniforms and Ancillary Products operating segment and $33.2 million for the Document Management Services operating segment. Cash paid for acquisitions of businesses was $24.9 million and $171.6 million for fiscal 2012 and fiscal 2011, respectively. The acquisitions in fiscal 2012 occurred in our Document Management Services, First Aid, Safety and Fire Protection Services and Rental Uniforms and Ancillary Products operating segments. The cash used for capital expenditures and acquisitions was offset by net proceeds from the redemption of marketable securities of $79.4 million in fiscal 2012 and $60.7 million in fiscal 2011.

Net cash used in financing activities was $460.6 million and $20.0 million for fiscal 2012 and 2011, respectively. We completed the May 2, 2005 share buyback program by purchasing 7.7 million shares of Cintas common stock for a total of $202.1 million by the end of September 30, 2010. On October 26, 2010, we announced that the Board of Directors authorized an additional $500.0 million share buyback program at market prices. Beginning in April 2011, under the October 26, 2010 share buyback program, we purchased 7.7 million shares of Cintas common stock for an aggregate purchase price of $240.5 million, which resulted in a total of $442.5 million of Cintas common stock being repurchased through May 31, 2011. We completed the October 26, 2010 share buyback program by purchasing an additional 8.1 million shares of Cintas common stock in June and July 2011 for an aggregate purchase price of $259.5 million. From the inception of the October 26, 2010 share buyback program through July 29, 2011, Cintas purchased a total of 15.8 million shares of Cintas common stock at an average price of $31.70 per share for a total purchase price of $500.0 million. On October 18, 2011, we announced that the Board of Directors authorized a new $500.0 million share buyback program at market prices. Beginning in April 2012, under the October 18, 2011 share buyback program through May 31, 2012, Cintas has purchased a total of approximately 3.3 million shares of Cintas stock at an average price of $39.10 per share for a total purchase price of $129.6 million. In July 2012, we purchased 0.6 million shares of Cintas stock for $23.7 million. From the inception of the October 18, 2011 share buyback program through July 30, 2012, Cintas has purchased a total of 3.9 million shares of Cintas common stock at an average price of $38.86 per share for a total purchase price of $153.3 million. For the fiscal year ended May 31, 2012, Cintas acquired approximately 99,000 shares of Cintas common stock in trade for employee payroll taxes due on restricted stock awards that vested during the fiscal year. These shares were acquired at an average price of $32.05 per share.

We paid an annual cash dividend of $70.8 million, or $0.54 per share, in December 2011. On a per share basis, this dividend is an increase of 10.2% over the dividend paid in fiscal 2011. This marks the 29th consecutive year that Cintas has increased its annual dividend, every year since going public in 1983.

As of May 31, 2012, we had $1,275.0 million aggregate principal amount in fixed rate senior notes outstanding with maturities ranging from 2012 to 2036. On May 18, 2011, Cintas issued $250.0 million aggregate principal amount of senior notes due 2016 bearing an interest rate of 2.85% and an additional $250.0 million aggregate principal amount of senior notes due 2021 bearing an interest rate of 4.30%. The interest on both tranches of these senior notes are paid semi-annually. The net proceeds generated from the offerings were used to repay our outstanding commercial paper borrowings, purchase shares of Cintas common stock under the October 26, 2010 share buyback program and other general corporate purchases. As of May 31, 2012, we also had outstanding $225.0 million of 10-year senior notes issued in fiscal 2002 at a rate of 6.0%, $250.0 million of 30-year senior notes issued in fiscal 2007 at a rate of 6.15% and $300.0 million of 10-year senior notes issued in fiscal 2008 at a rate of 6.125%. During fiscal 2010, Cintas initiated a $7.5 million loan with PIDC Regional Center, LP for funding related to a facility being built in Philadelphia. It is a 5-year note with a 2.75% interest rate.

On June 1, 2012, Cintas repaid at maturity $225.0 million aggregate principal amount of its 6.00% senior notes due 2012. Subsequently, on June 5, 2012, Cintas issued $250.0 million aggregate principal amount of senior notes due June 1, 2022. These senior notes bear interest at a rate of 3.25% paid semi-annually beginning December 1, 2012. The net proceeds generated from the offering will be used for general corporate purposes.

Cintas' commercial paper program has a capacity of $300.0 million that is fully supported by a backup revolving credit facility through a credit agreement with its banking group. This revolving credit facility has an accordion feature that allows for a maximum borrowing capacity of $450.0 million. The revolving credit facility was amended on October 7, 2011, to extend the maturity date from September 26, 2014 to October 6, 2016, to improve the applicable margin used to calculate the interest rate payable on any outstanding loans and the facility fee payable under the agreement and to replace the financial covenant regarding Cintas' net funded indebtedness to total capitalization with a requirement to maintain a leverage ratio of consolidated indebtedness to consolidated earnings before interest, taxes, depreciation and amortization (debt to EBITDA) of no more than 3.5 to 1.0. We believe this program, along with cash generated from operations, will be adequate to provide necessary funding for our future cash requirements. No commercial paper or borrowings on our revolving credit facility were outstanding at May 31, 2012 or 2011.

Cintas has certain covenants related to debt agreements. These covenants limit our ability to incur certain liens, to engage in sale-leaseback transactions and to merge, consolidate or sell all or substantially all of Cintas' assets. These covenants also require Cintas to maintain certain debt to EBITDA and interest coverage ratios. Cross-default provisions exist between certain debt instruments. If a default of a significant covenant were to occur, the default could result in an acceleration of the maturity of the indebtedness, impair liquidity and limit the ability to raise future capital. As of May 31, 2012, Cintas was in compliance with all significant debt covenants.

Our access to the commercial paper and long-term debt markets has historically provided us with sources of liquidity. We do not anticipate having difficulty in obtaining financing from those markets in the future in view of our favorable experiences in the debt markets in the recent past. Our ability to continue to access the commercial paper and long-term debt markets on favorable interest rate and other terms will depend, to a significant degree, on the ratings assigned by the credit rating agencies to our indebtedness. As of May 31, 2012, our ratings were as follows:

Rating Agency	Outlook	Commercial Paper	Long-term Debt
Standard & Poor's	Stable	A-2	BBB+
Moody's Investors Service	Stable	P-1	A2

In the event that the ratings of our commercial paper or our outstanding long-term debt issues were substantially lowered or withdrawn for any reason, or if the ratings assigned to any new issue of long-term debt securities were significantly lower than those noted above, particularly if we no longer had investment grade ratings, our ability to access the debt markets may be adversely affected. In addition, in such a case, our cost of funds for new issues of commercial paper and long-term debt would be higher than our cost of funds would have been had the ratings of those new issues been at or above the level of the ratings noted above. The rating agency ratings are not recommendations to buy, sell or hold our commercial paper or debt securities. Each rating may be subject to revision or withdrawal at any time by the assigning rating organization and should be evaluated independently of any other rating. Moreover, each credit rating is specific to the security to which it applies.

To monitor our credit rating and our capacity for long-term financing, we consider various qualitative and quantitative factors. One such factor is the ratio of our total debt to EBITDA. For the purpose of this calculation, debt is defined as the sum of short-term borrowings, long-term debt due within one year, obligations under capital leases due in one year, long-term debt and long-term obligations under capital leases.

Long-Term Contractual Obligations

(In thousands)	Payments Due by Period				
	Total	One year or less	Two to three years	Four to five years	After five years
Long-term debt [1]	$ 1,284,802	$ 225,636	$ 8,690	$ 250,403	$ 800,073
Operating leases [2]	187,519	36,887	55,883	34,587	60,162
Interest payments [3]	616,373	55,158	109,852	93,307	358,056
Interest swap agreements	—	—	—	—	—
Unconditional purchase obligations	—	—	—	—	—
Total long-term contractual cash obligations	$ 2,088,694	$ 317,681	$ 174,425	$ 378,297	$ 1,218,291

Cintas also makes payments to defined contribution plans. The amount of contributions made to the defined contribution plans are at the discretion of the Board of Directors of Cintas. Future contributions are expected to increase approximately 3% to 5% annually. Based on that increase, payments due in one year or less would be $28.0 million, two to three years would be $60.4 million and four to five years would be $66.6 million. Payments for years thereafter are expected to continue increasing by approximately 5% each year.

[1] Long-term debt primarily consists of $1,275.0 million in senior notes. Reference Note 5 entitled Long-Term Debt and Derivatives of "Notes to Consolidated Financial Statements" for a detailed discussion of long-term debt.

[2] Operating leases consist primarily of operational facility leases.

[3] Interest payments could include interest on both fixed and variable rate debt. As of May 31, 2012, Cintas did not have commercial paper outstanding, and therefore did not have any variable rate debt. Rates have been assumed to remain constant in fiscal 2013, increase 75 basis points in both fiscal 2014 and 2015, increase 100 basis points in both fiscal 2016 and 2017 and increase a total of 150 basis points beyond fiscal 2017.

Other Commitments

(In thousands)	Amount of Commitment Expiration per Period				
	Total	One year or less	Two to three years	Four to five years	After five Years
Lines of credit [1]	$ 299,916	$ —	$ —	$ 299,916	$ —
Standby letters of credit [2]	85,716	85,716	—	—	—
Guarantees	—	—	—	—	—
Standby repurchase obligations	—	—	—	—	—
Other commercial commitments	—	—	—	—	—
Total other commitments	$ 385,632	$ 85,716	$ —	$ 299,916	$ —

[1] Back-up facility for the commercial paper program (reference Note 5 entitled Long-Term Debt and Derivatives of "Notes to Consolidated Financial Statements" for further discussion).

[2] Support certain outstanding debt (reference Note 5 entitled Long-Term Debt and Derivatives of "Notes to Consolidated Financial Statements"), self-insured workers' compensation and general liability insurance programs.

Inflation and Changing Prices

Changes in wages, benefits and energy costs have the potential to materially impact Cintas' consolidated financial results. Management believes inflation has not had a material impact on Cintas' consolidated financial condition or a negative impact on results of operations.

Litigation and Other Contingencies

Cintas is subject to legal proceedings and claims arising from the ordinary course of its business, including personal injury, customer contract, environmental and employment claims. In the opinion of management, the aggregate liability, if any, with respect to such ordinary course of business actions will not have a material adverse effect on the consolidated financial position or results of operations of Cintas. Cintas is party to additional litigation not considered in the ordinary course of business. Please refer to "Part I, Item 3. Legal Proceedings" and Note 12 entitled Litigation and Other Contingencies of "Notes to Consolidated Financial Statements" for a detailed discussion of certain specific litigation.

New Accounting Standards

In June 2011, the Financial Accounting Standards Board (FASB) issued new guidance on the presentation of other comprehensive income. The new guidance eliminates the option to present components of other comprehensive income as part of the statement of changes in shareholders' equity and requires an entity to present either one continuous statement of net income and other comprehensive income or two separate, but consecutive, statements. This new guidance is effective for Cintas for the first quarter of the fiscal year ending May 31, 2013, and is to be applied retrospectively. Cintas does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In September 2011, the FASB issued new guidance with respect to the annual goodwill impairment test, which adds a qualitative assessment that allows companies to determine whether they need to perform the two-step impairment test. The objective of the guidance is to simplify how companies test goodwill for impairment and, more specifically, to reduce the cost and complexity of performing the goodwill impairment test. The guidance may change how the goodwill impairment test is performed, but should not change the timing or measurement of goodwill impairments. The qualitative screen is effective for companies with fiscal years beginning after December 15, 2011. Early adoption is permitted for all companies. Cintas will consider the new guidance in performing its annual goodwill impairment test; however, it was not early adopted in fiscal 2012.

Critical Accounting Policies

The preparation of Cintas' consolidated financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and judgments that have a significant effect on the amounts reported in the consolidated financial statements and accompanying notes. These critical accounting policies should be read in conjunction with Note 1 entitled Significant Accounting Policies of "Notes to Consolidated Financial Statements." Significant changes, estimates or assumptions related to any of the following critical accounting policies could possibly have a material impact on the consolidated financial statements.

Revenue recognition

Rental revenue, which is recorded in the Rental Uniforms and Ancillary Products operating segment, is recognized when services are performed. Other services revenue, which is recorded in the Uniform Direct Sales, First Aid, Safety and Fire Protection Services and Document Management Services operating segments, is recognized when either services are performed or when products are shipped and the title and risks of ownership pass to the customer.

Allowance for doubtful accounts

Cintas establishes an allowance for doubtful accounts. This allowance includes an estimate based on historical rates of collectability and allowances for specific accounts identified as uncollectible. The allowance that is an estimate based on the company's historical rates of collectability is recorded for overdue amounts, beginning with a nominal percentage and increasing substantially as the account ages. The amount provided as the account ages will differ slightly between the Rental Uniforms and Ancillary Products operating segment and the three other operating segments because of differences in customers served and the nature of each operating segment.

Inventories

Inventories are valued at the lower of cost (first-in, first-out) or market. Cintas applies a commonly accepted practice of using inventory turns to apply variances between actual and standard costs to the inventory balances. The judgments and estimates used to calculate inventory turns will have an impact on the valuation of inventories at the lower of cost or market. An inventory obsolescence reserve is determined by specific identification, as well as an estimate based on the company's historical rates of obsolescence.

Uniforms and other rental items in service

Uniforms and other rental items in service are valued at cost less amortization, calculated using the straight-line method. Uniforms in service (other than cleanroom and flame resistant clothing) are amortized over their useful life of 18 months. Other rental items, including shop towels, mats, mops, cleanroom garments, flame resistant clothing, linens and restroom dispensers, are amortized over their useful lives, which range from 8 to 48 months. The amortization rates used are based on industry experience, Cintas' specific experience and wear tests performed by Cintas. These factors are critical to determining the amount of in service inventory that is presented in the consolidated financial statements.

Property and equipment

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets based on industry and company specific experience, which is typically 30 to 40 years for buildings, 5 to 20 years for building improvements, 3 to 10 years for equipment and 2 to 15 years for leasehold improvements. When events or circumstances indicate that the carrying amount of long-lived assets may not be recoverable, the estimated undiscounted future cash flows are compared to the carrying amount of the assets. If the estimated undiscounted future cash flows are less than the carrying amount of the assets, an impairment loss is recorded based on the excess of the carrying amount of the assets over their respective fair values. Fair value is generally determined by discounted cash flows or based on prices of similar assets, as appropriate. Long-lived assets that are held for sale are reported at the lower of the carrying amount or the estimated fair value, less estimated costs to sell.

Goodwill and impairment

Goodwill, obtained through acquisitions of businesses, is valued at cost less any impairment. Cintas completes an annual impairment test which includes the determination of the estimated fair value of its reporting units. This test includes comparisons to current market values, where available, and discounted cash flow analyses. Significant assumptions include growth rates based on historical trends and margin improvement leveraged from such growth, as well as discount rates. The methodology used is consistent with prior years. Based on the results of the annual impairment tests, Cintas was not required to recognize an impairment of goodwill for the fiscal years ended May 31, 2012, 2011 or 2010.

Service contracts and other assets

Service contracts and other assets, which consist primarily of noncompete and consulting agreements obtained through acquisitions of businesses, are amortized by use of the straight-line method over the estimated lives of the agreements, which are generally 5 to 10 years. Certain noncompete agreements, as well as all service contracts, require that a valuation be determined using a discounted cash flow model. The assumptions and judgments used in these models involve estimates of cash flows and discount rates, among other factors. Because of the assumptions used to value these intangible assets, actual results over time could vary from original estimates. Impairment of service contracts and other assets is accomplished through specific identification. No impairment has been recognized by Cintas for the fiscal years ended May 31, 2012, 2011 or 2010.

Stock-based compensation

Compensation expense is recognized for all share-based payments to employees, including stock options and restricted stock awards, in the consolidated statements of income based on the fair value of the awards that are granted. The fair value of stock options is estimated at the date of grant using the Black-Scholes option-pricing model. Measured compensation cost, net of estimated forfeitures, is recognized on a straight-line basis over the vesting period of the related share-based compensation award. See Note 11 entitled Stock-Based Compensation of "Notes to Consolidated Financial Statements" for further information.

Litigation and environmental matters

Cintas is subject to legal proceedings and claims related to environmental matters arising from the ordinary course of business. U.S. GAAP requires that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. While a significant change in assumptions and judgments could have a material impact on the amounts recorded for contingent liabilities, Cintas does not believe that they will result in a material adverse effect on the consolidated financial statements.

A detailed discussion of litigation matters is discussed in Note 12 entitled Litigation and Other Contingencies of "Notes to Consolidated Financial Statements."

Income taxes

Deferred tax assets and liabilities are determined by the differences between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities. See Note 7 entitled Income Taxes of "Notes to Consolidated Financial Statements" for the types of items that give rise to significant deferred income tax assets and liabilities. Deferred income taxes are classified as assets or liabilities based on the classification of the related asset or liability for financial reporting purposes. Deferred income taxes that are not related to an asset or liability for financial reporting are classified according to the expected reversal date. Cintas regularly reviews deferred tax assets for recoverability based upon projected future taxable income and the expected timing of the reversals of existing temporary differences. Although realization is not assured, management believes it is more likely than not that the recorded deferred tax assets, as adjusted for valuation allowances, will be realized.

Cintas is periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, Cintas records reserves as deemed appropriate. Based on Cintas' evaluation of current tax positions, Cintas believes its tax related accruals are appropriate.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

Cintas manages interest rate risk by using a combination of variable and fixed rate debt and investing in marketable securities. Earnings are affected by changes in short-term interest rates due to investments in marketable securities and money market accounts and periodic issuances of commercial paper. If short-term rates changed by one-half percent (or 50 basis points), Cintas' income before income taxes would change by approximately $0.5 million. This estimated exposure considers the effects on investments and the change in the cost of variable rate debt. This analysis does not consider the effects of a change in economic activity or a change in Cintas' capital structure.

Through its foreign operations, Cintas is exposed to foreign currency risk. Foreign currency exposures arise from transactions denominated in a currency other than the functional currency and from foreign denominated revenue and profit translated into U.S. dollars. Foreign denominated revenue and profit represents less than 10% of Cintas' consolidated revenue and profit. Cintas periodically uses foreign currency hedges such as average rate options and forward contracts to mitigate the risk of foreign currency exchange rate movements resulting from foreign currency revenue and from international cash flows. The primary foreign currency to which Cintas is exposed is the Canadian dollar.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Audited Consolidated Financial Statements for the Fiscal Years Ended May 31, 2012, 2011 and 2010

Management's Report on Internal Control over Financial Reporting 31

Reports of Ernst & Young LLP, Independent Registered Public Accounting Firm 32

Consolidated Statements of Income 34

Consolidated Balance Sheets 35

Consolidated Statements of Shareholders' Equity 36

Consolidated Statements of Cash Flows 37

Notes to Consolidated Financial Statements 38

Management's Report on Internal Control over Financial Reporting

To the Shareholders of Cintas Corporation:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even an effective system of internal control over financial reporting will provide only reasonable assurance with respect to financial statement preparation.

With the supervision of our Chief Executive Officer and our Chief Financial Officer, management assessed our internal control over financial reporting as of May 31, 2012. Management based its assessment on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. This assessment is supported by testing and monitoring performed by our internal audit function.

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of May 31, 2012, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States.

We reviewed the results of management's assessment with the Audit Committee of our Board of Directors. Additionally, our independent registered public accounting firm, Ernst & Young LLP, independently assessed the effectiveness of Cintas Corporation's internal control over financial reporting. Ernst & Young LLP has issued an attestation report, which is included in this Annual Report on Form 10-K.

Scott D. Farmer
Chief Executive Officer

William C. Gale
Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Cintas Corporation:

We have audited Cintas Corporation's internal control over financial reporting as of May 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cintas Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cintas Corporation maintained, in all material respects, effective internal control over financial reporting as of May 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cintas Corporation as of May 31, 2012 and 2011 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended May 31, 2012, of Cintas Corporation, and our report dated July 30, 2012 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Cincinnati, Ohio
July 30, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Cintas Corporation:

We have audited the accompanying consolidated balance sheets of Cintas Corporation as of May 31, 2012 and 2011, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended May 31, 2012. Our audits also included the consolidated financial statement schedule listed in the Index at Item 15(a). These consolidated financial statements and schedule are the responsibility of Cintas Corporation's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cintas Corporation at May 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cintas Corporation's internal control over financial reporting as of May 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 30, 2012 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Cincinnati, Ohio
July 30, 2012

Consolidated Statements of Income

(In thousands except per share data)	Fiscal Years Ended May 31, 2012	2011	2010
Revenue:			
Rental uniforms and ancillary products	$ 2,912,261	$ 2,692,248	$ 2,569,357
Other services	1,189,739	1,118,136	977,982
	4,102,000	3,810,384	3,547,339
Costs and expenses:			
Cost of rental uniforms and ancillary products	1,648,551	1,530,456	1,449,576
Cost of other services	714,841	670,641	599,946
Selling and administrative expenses	1,198,981	1,168,944	1,086,359
Legal settlements, net of insurance proceeds	—	—	23,529
Restructuring credits	—	—	(2,880)
Operating income	539,627	440,343	390,809
Interest income	(1,942)	(2,030)	(1,695)
Interest expense	70,625	49,704	48,612
Income before income taxes	470,944	392,669	343,892
Income taxes	173,307	145,680	128,272
Net income	$ 297,637	$ 246,989	$ 215,620
Basic earnings per share	$ 2.27	$ 1.68	$ 1.40
Diluted earnings per share	$ 2.27	$ 1.68	$ 1.40
Dividends declared and paid per share	$ 0.54	$ 0.49	$ 0.48

See accompanying notes.

Consolidated Balance Sheets

(In thousands except share data)	As of May 31, 2012	2011
Assets		
Current assets:		
Cash and cash equivalents	$ 339,825	$ 438,106
Marketable securities	—	87,220
Accounts receivable, principally trade, less allowance of $17,017 and $17,057, respectively	450,861	429,131
Inventories, net	251,205	249,658
Uniforms and other rental items in service	452,785	393,826
Income taxes, current	22,188	33,542
Deferred tax asset	—	45,813
Prepaid expenses and other	24,704	23,481
Total current assets	1,541,568	1,700,777
Property and equipment, at cost, net	944,305	946,218
Goodwill	1,485,375	1,487,882
Service contracts, net	76,822	102,312
Other assets, net	112,836	114,751
	$ 4,160,906	$ 4,351,940
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 94,840	$ 110,279
Accrued compensation and related liabilities	91,214	79,834
Accrued liabilities	256,642	242,691
Deferred tax liability	2,559	—
Long-term debt due within one year	225,636	1,335
Total current liabilities	670,891	434,139
Long-term liabilities:		
Long-term debt due after one year	1,059,166	1,284,790
Deferred income taxes	204,581	196,321
Accrued liabilities	87,133	134,041
Total long-term liabilities	1,350,880	1,615,152
Shareholders' equity:		
Preferred stock, no par value: 100,000 shares authorized, none outstanding	—	—
Common stock, no par value: 425,000,000 shares authorized 2012: 173,745,913 shares issued and 126,519,758 shares outstanding 2011: 173,346,180 shares issued and 137,583,884 shares outstanding	148,255	135,401
Paid-in capital	107,019	95,732
Retained earnings	3,482,073	3,255,256
Treasury stock: 2012: 47,226,155 shares 2011: 35,762,296 shares	(1,634,875)	(1,242,547)
Other accumulated comprehensive income (loss):		
Foreign currency translation	52,399	70,214
Unrealized loss on derivatives	(16,104)	(12,326)
Other	368	919
Total shareholders' equity	2,139,135	2,302,649
	$ 4,160,906	$ 4,351,940

See accompanying notes.

Consolidated Statements of Shareholders' Equity

(In thousands)	Common Stock Shares	Common Stock Amount	Paid-In Capital	Retained Earnings	Other Accumulated Comprehensive Income (Loss)	Treasury Stock Shares	Treasury Stock Amount	Total Shareholders' Equity
Balance at June 1, 2009	173,086	$ 129,215	$ 72,364	$ 2,938,419	$ 25,299	(20,296)	$ (797,888)	$ 2,367,409
Net income	—	—	—	215,620	—	—	—	215,620
Equity adjustment for foreign currency translation	—	—	—	—	9,365	—	—	9,365
Change in fair value of derivatives, net of ($260) of tax benefit	—	—	—	—	443	—	—	443
Amortization of interest rate lock agreements	—	—	—	—	767	—	—	767
Change in fair value of available-for-sale securities, net of $14 of tax expense	—	—	—	—	(28)	—	—	(28)
Comprehensive income, net of tax								226,167
Dividends	—	—	—	(73,960)	—	—	—	(73,960)
Stock-based compensation	—	—	15,349	—	—	—	—	15,349
Vesting of stock-based compensation awards	121	2,843	(2,843)	—	—	—	—	—
Repurchase of common stock	—	—	—	—	—	(42)	(969)	(969)
Other	—	—	(254)	—	287	—	—	33
Balance at May 31, 2010	173,207	132,058	84,616	3,080,079	36,133	(20,338)	(798,857)	2,534,029
Net income	—	—	—	246,989	—	—	—	246,989
Equity adjustment for foreign currency translation	—	—	—	—	27,344	—	—	27,344
Change in fair value of derivatives, net of $3,813 of tax expense	—	—	—	—	(6,096)	—	—	(6,096)
Amortization of interest rate lock agreements	—	—	—	—	767	—	—	767
Change in fair value of available-for-sale securities, net of $0 of tax expense	—	—	—	—	3	—	—	3
Comprehensive income, net of tax								269,007
Dividends	—	—	—	(71,812)	—	—	—	(71,812)
Stock-based compensation	—	—	15,203	—	—	—	—	15,203
Vesting of stock-based compensation awards	139	3,343	(3,343)	—	—	—	—	—
Repurchase of common stock	—	—	—	—	—	(15,424)	(443,690)	(443,690)
Other	—	—	(744)	—	656	—	—	(88)
Balance at May 31, 2011	173,346	135,401	95,732	3,255,256	58,807	(35,762)	(1,242,547)	2,302,649
Net income	—	—	—	297,637	—	—	—	297,637
Equity adjustment for foreign currency translation	—	—	—	—	(17,815)	—	—	(17,815)
Change in fair value of derivatives, net of $3,091 of tax expense	—	—	—	—	(5,286)	—	—	(5,286)
Amortization of interest rate lock agreements	—	—	—	—	1,508	—	—	1,508
Change in fair value of available-for-sale securities, net of ($13) of tax benefit	—	—	—	—	24	—	—	24
Comprehensive income, net of tax								276,068
Dividends	—	—	—	(70,820)	—	—	—	(70,820)
Stock-based compensation	—	—	20,312	—	—	—	—	20,312
Vesting of stock-based compensation awards	297	9,513	(9,513)	—	—	—	—	—
Stock options exercised, net of shares surrendered	103	3,341	—	—	—	—	—	3,341
Repurchase of common stock	—	—	—	—	—	(11,464)	(392,328)	(392,328)
Other	—	—	488	—	(575)	—	—	(87)
Balance at May 31, 2012	173,746	$ 148,255	$ 107,019	$ 3,482,073	$ 36,663	(47,226)	$ (1,634,875)	$ 2,139,135

See accompanying notes.

Consolidated Statements of Cash Flows

(In thousands)	Fiscal Years Ended May 31, 2012	2011	2010
Cash flows from operating activities:			
Net income	$ 297,637	$ 246,989	$ 215,620
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	155,831	150,886	152,059
Amortization of deferred charges	38,334	42,581	41,082
Stock-based compensation	20,312	15,203	15,349
Deferred income taxes	56,727	47,908	13,295
Change in current assets and liabilities, net of acquisitions of businesses:			
Accounts receivable, net	(24,261)	(48,986)	5,222
Inventories, net	(2,330)	(78,824)	30,293
Uniforms and other rental items in service	(60,279)	(58,180)	4,164
Prepaid expenses	(1,496)	360	3,715
Accounts payable	(12,557)	29,215	8,939
Accrued compensation and related liabilities	11,625	12,493	18,393
Accrued liabilities and other	(20,371)	(2,167)	47,528
Income taxes, current	10,690	(16,592)	9,995
Net cash provided by operating activities	469,862	340,886	565,654
Cash flows from investing activities:			
Capital expenditures	(160,802)	(182,592)	(111,078)
Proceeds from redemption of marketable securities	665,016	139,056	34,712
Purchase of marketable securities and investments	(585,655)	(78,307)	(81,269)
Acquisitions of businesses, net of cash acquired	(24,864)	(171,552)	(50,444)
Other	2,011	(5,198)	497
Net cash used in investing activities	(104,294)	(298,593)	(207,582)
Cash flows from financing activities:			
Proceeds from issuance of debt	—	1,002,281	—
Repayment of debt	(1,323)	(502,208)	(603)
Exercise of stock-based compensation awards	3,341	—	—
Dividends paid	(70,820)	(71,812)	(73,960)
Repurchase of common stock	(392,328)	(443,690)	(969)
Other	555	(4,609)	(977)
Net cash used in financing activities	(460,575)	(20,038)	(76,509)
Effect of exchange rate changes on cash and cash equivalents	(3,274)	4,570	(27)
Net (decrease) increase in cash and cash equivalents	(98,281)	26,825	281,536
Cash and cash equivalents at beginning of year	438,106	411,281	129,745
Cash and cash equivalents at end of year	$ 339,825	$ 438,106	$ 411,281

See accompanying notes.

Notes to Consolidated Financial Statements

1. Significant Accounting Policies

Business description. Cintas Corporation (collectively with its majority-owned subsidiaries and any entities over which it has control, "Cintas") provides highly specialized products and services to businesses of all types primarily throughout North America, as well as Latin America, Europe and Asia. Cintas is North America's leading provider of corporate identity uniforms through rental and sales programs, as well as a significant provider of related business services, including entrance mats, restroom cleaning services and supplies, carpet and tile cleaning services, first aid, safety and fire protection products and services, document management services and branded promotional products. Cintas' products and services are designed to enhance its customers' images and to provide additional safety and protection in the workplace.

Cintas classifies its businesses into four operating segments based on the types of products and services provided. The Rental Uniforms and Ancillary Products operating segment consists of the rental and servicing of uniforms and other garments including flame resistant clothing, mats, mops and shop towels and other ancillary items. In addition to these rental items, restroom cleaning services and supplies and carpet and tile cleaning services are also provided within this operating segment. The Uniform Direct Sales operating segment consists of the direct sale of uniforms and related items and branded promotional products. The First Aid, Safety and Fire Protection Services operating segment consists of first aid, safety and fire protection products and services. The Document Management Services operating segment consists of document destruction, document imaging and document retention services.

Principles of consolidation. The consolidated financial statements include the accounts of Cintas controlled majority-owned subsidiaries and any entities over which Cintas has control. Intercompany balances and transactions have been eliminated as appropriate.

Use of estimates. The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue recognition. Rental revenue, which is recorded in the Rental Uniforms and Ancillary Products operating segment, is recognized when services are performed. Other Services revenue, which is recorded in the Uniform Direct Sales, First Aid, Safety and Fire Protection Services and Document Management Services operating segments, is recognized when either services are performed or when products are shipped and the title and risks of ownership pass to the customer.

Cost of rental uniforms and ancillary products. Cost of rental uniforms and ancillary products consists primarily of production expenses, delivery expenses and the amortization of in service inventory, including uniforms, mats, mops, shop towels and other ancillary items. The Rental Uniforms and Ancillary Products operating segment inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs and other costs of distribution are included in the cost of rental uniforms and ancillary products.

Cost of other services. Cost of other services consists primarily of cost of goods sold (predominantly uniforms and first aid products), delivery expenses and distribution expenses. Cost of other services includes inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs and other costs of distribution.

Selling and administrative expenses. Selling and administrative expenses consist primarily of sales labor and commissions, management and administrative labor, payroll taxes, medical expense, insurance expense, legal and professional costs and amortization of finite-lived intangible assets.

Restructuring charges. During fiscal 2009, Cintas management initiated certain restructuring activities to eliminate excess capacity and reduce its cost structure. In fiscal 2010, Cintas recorded a change in estimate of ($1.4) million in employee termination costs and ($1.5) million in other exit costs for a total restructuring credit of ($2.9) million.

Cash and cash equivalents. Cintas considers all highly liquid investments with a maturity of three months or less, at date of purchase, to be cash equivalents.

Marketable securities. Marketable securities are comprised of fixed income securities and are classified as available-for-sale.

Accounts receivable. Accounts receivable is comprised of amounts owed through product shipments and services provided and is presented net of an allowance for doubtful accounts. The allowance is an estimate based on historical rates of collectability and allowances for specific accounts identified as uncollectible. The allowance that is an estimate based on the company's historical rates of collectability is recorded for overdue amounts, beginning with a nominal percentage and increasing substantially as the account ages. The amount provided as the account ages will differ slightly between the Rental Uniforms and Ancillary Products operating segment and the three other operating segments because of differences in customers served and the nature of each operating segment. When an account is considered uncollectible, it is written off against the allowance for doubtful accounts.

Inventories. Inventories are valued at the lower of cost (first-in, first-out) or market. Inventory is comprised of the following amounts:

(In thousands)	2012	2011
Raw materials	$ 19,138	$ 16,900
Work in process	13,052	18,907
Finished goods	219,015	213,851
	$ 251,205	$ 249,658

Inventories are recorded net of reserves for obsolete inventory of $29.4 million and $30.7 million as of May 31, 2012 and 2011, respectively. The inventory obsolescence reserve is determined by specific identification, as well as an estimate based on the company's historical rates of obsolescence.

Uniforms and other rental items in service. These items are valued at cost less amortization, calculated using the straight-line method. Uniforms in service (other than cleanroom and flame resistant clothing) are amortized over their useful life of 18 months. Other rental items, including shop towels, mats, mops, cleanroom garments, flame resistant clothing, linens and restroom dispensers, are amortized over their useful lives, which range from 8 to 48 months. The amortization rates used are based on industry experience, Cintas' specific experience and wear tests performed by Cintas. These factors are critical to determining the amount of in service inventory that is presented in the consolidated financial statements.

Property and equipment. Property and equipment is stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method primarily over the following estimated useful lives, in years:

Buildings	30 to 40
Building improvements	5 to 20
Equipment	3 to 10
Leasehold improvements	2 to 15

Long-lived assets. When events or circumstances indicate that the carrying amount of long-lived assets may not be recoverable, the estimated undiscounted future cash flows are compared to the carrying amount of the assets. If the estimated undiscounted future cash flows are less than the carrying amount of the assets, an impairment loss is recorded based on the excess of the carrying amount of the assets over their respective fair values. Fair value is generally determined by discounted cash flows or based on prices of similar assets, as appropriate. Long-lived assets that are held for sale are reported at the lower of the carrying amount or the estimated fair value, less estimated costs to sell.

Goodwill. Goodwill is separately disclosed from other intangible assets on the consolidated balance sheet and not amortized. Cintas completes an annual goodwill impairment test which includes the determination of the estimated fair value of its reporting units. The methodology used is consistent with prior years. Based on the results of the annual impairment test, Cintas was not required to recognize an impairment of goodwill for the fiscal years ended May 31, 2012, 2011 or 2010. Cintas will continue to perform future impairment tests as of March 1 in future years and when indicators of impairment exist, if any, are noted.

Service contracts and other assets. Service contracts and other assets, which consist primarily of noncompete and consulting agreements obtained through acquisitions of businesses, are amortized by use of the straight-line method over the estimated lives of the agreements, which are generally 5 to 10 years.

Accrued liabilities. Current accrued liabilities are recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Current accrued liabilities include the following amounts:

(In thousands)	**2012**	2011
General insurance liabilities	$ 82,611	$ 58,892
Employee benefit related liabilities	56,134	48,827
Taxes and related liabilities	8,523	18,886
Accrued interest	29,523	21,224
Other	79,851	94,862
	$ 256,642	$ 242,691

General insurance liabilities represent the estimated ultimate cost of all asserted and unasserted claims incurred, primarily related to worker's compensation, auto liability and other general liability exposure through the consolidated balance sheet date. Cintas records an increase or decrease in selling and administrative expenses related to development of prior claims, higher claims activity and other environmental factors in the period in which it becomes known.

Long-term accrued liabilities consists primarily of reserves associated with unrecognized tax benefits, which are described in more detail in Note 7 entitled Income Taxes, and retirement obligations, which are described in more detail in Note 9 entitled Defined Contribution Plans.

Stock-based compensation. Compensation expense is recognized for all share-based payments to employees, including stock options and restricted stock awards, in the consolidated statements of income based on the fair value of the awards that are granted. The fair value of stock options is estimated at the date of grant using the Black-Scholes option-pricing model. Measured compensation cost, net of estimated forfeitures, is recognized on a straight-line basis over the vesting period of the related share-based compensation award.

Derivatives and hedging activities. Cintas formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. Derivatives are recorded at fair value on the consolidated balance sheet, and gains and losses are recorded as adjustments to earnings or other comprehensive income, as appropriate.

Other accounting pronouncements. In June 2011, the Financial Accounting Standards Board (FASB) issued new guidance on the presentation of other comprehensive income. The new guidance eliminates the option to present components of other comprehensive income as part of the statement of changes in shareholders' equity and requires an entity to present either one continuous statement of net income and other comprehensive income or two separate, but consecutive, statements. This new guidance is effective for Cintas for the first quarter of the fiscal year ending May 31, 2013, and is to be applied retrospectively. Cintas does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In September 2011, the FASB issued new guidance with respect to the annual goodwill impairment test, which adds a qualitative assessment that allows companies to determine whether they need to perform the two-step impairment test. The objective of the guidance is to simplify how companies test goodwill for impairment and, more specifically, to reduce the cost and complexity of performing the goodwill impairment test. The guidance may change how the goodwill impairment test is performed, but should not change the timing or measurement of goodwill impairments. The qualitative screen is effective for companies with fiscal years beginning after December 15, 2011. Early adoption is permitted for all companies. Cintas will consider the new guidance in performing its annual goodwill impairment test; however, it was not early adopted in fiscal 2012.

2. Fair Value Measurements

FASB Accounting Standard Codification (ASC) Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. It also establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Cintas' assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

In order to meet the requirements of ASC 820, Cintas utilizes two basic valuation approaches to determine the fair value of its assets and liabilities required to be recorded on a recurring basis at fair value. The first approach is the cost approach. The cost approach is generally the value a market participant would expect to replace the respective asset or liability. The second approach is the market approach. The market approach looks at what a market participant would consider valuing an exact or similar asset or liability to that of Cintas, including those traded on exchanges.

All financial instruments that are measured at fair value on a recurring basis (at least annually) have been segregated into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the consolidated balance sheet date. These financial instruments measured at fair value on a recurring basis are summarized below:

(In thousands)	**As of May 31, 2012**			
	Level 1	**Level 2**	**Level 3**	**Fair Value**
Cash and cash equivalents	**$ 339,825**	**$ —**	**$ —**	**$ 339,825**
Total assets at fair value	**$ 339,825**	**$ —**	**$ —**	**$ 339,825**

(In thousands)	As of May 31, 2011			
	Level 1	Level 2	Level 3	Fair Value
Cash and cash equivalents	$ 438,106	$ —	$ —	$ 438,106
Marketable securities:				
Canadian treasury securities	61,142	26,078	—	87,220
Total assets at fair value	$ 499,248	$ 26,078	$ —	$ 525,326
Current accrued liabilities	$ —	$ 869	$ —	$ 869
Total liabilities at fair value	$ —	$ 869	$ —	$ 869

Cintas' cash and cash equivalents and marketable securities are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. The types of financial instruments based on quoted market prices in active markets include most bank deposits, money market securities and certain Canadian treasury securities. Such instruments are generally classified within Level 1 of the fair value hierarchy. Cintas does not adjust the quoted market price for such financial instruments.

The types of financial instruments valued based on quoted market prices in markets that are not active, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency include certain Canadian treasury securities (primarily agency debt obligations). The primary inputs to value Cintas' marketable securities is the respective instruments future cash flows based on its stated yield and the amount a market participant would pay for a similar instrument. The valuation technique used for Cintas' marketable securities classified within Level 2 of the fair value hierarchy is primarily the market approach. Primarily all of Cintas' marketable securities are actively traded and the recorded fair value reflects current market conditions. However, due to the inherent volatility in the investment market, there is at least a possibility that recorded investment values may change in the near term.

Interest, realized gains and losses and declines in value determined to be other than temporary on available-for-sale securities are included in interest income or expense. The cost of the securities sold is based on the specific identification method. There were no outstanding marketable securities as of May 31, 2012. The amortized cost basis of marketable securities as of May 31, 2011 was $87.3 million. Purchases of marketable securities were $579.7 million, $62.7 million and $64.4 million for the fiscal years ended May 31, 2012, 2011 and 2010, respectively. The outstanding marketable securities as of May 31, 2011, all had contractual maturities due within one year.

Current accrued liabilities as of May 31, 2011, included foreign currency average rate options and forward contracts. The fair value of Cintas' foreign currency average rate options and forward contracts are based on similar exchange traded derivatives (market approach) and are, therefore, included within Level 2 of the fair value hierarchy.

The methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Cintas believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the consolidated balance sheet date.

Cintas' non-financial assets and liabilities not permitted or required to be measured at fair value on a recurring basis primarily relate to assets and liabilities acquired in a business acquisition. Cintas is required to provide additional disclosures about fair value measurements as part of the consolidated financial statements for each major category of assets and liabilities measured at fair value on a non-recurring basis (including business acquisitions). Based on the nature of Cintas' business acquisitions, which occur regularly throughout the fiscal year, the majority of the assets acquired and liabilities assumed consist of working capital, primarily valued using Level 2 inputs, property and equipment, also primarily valued using Level 2 inputs and goodwill and other identified intangible assets valued using Level 3 inputs. In general, non-recurring fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities, which generally are not applicable to non-financial assets and liabilities. Fair values determined by Level 2 inputs utilize data points that are observable, such as definitive sales agreements, appraisals or established market values of comparable assets. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity for the asset or liability, such as internal estimates of future cash flows.

3. Property and Equipment

(In thousands)	**2012**	2011
Land	$ 104,850	$ 103,838
Buildings and improvements	492,293	484,254
Equipment	1,478,270	1,334,943
Leasehold improvements	25,502	21,763
Construction in progress	62,370	97,598
	2,163,285	2,042,396
Less: accumulated depreciation	1,218,980	1,096,178
	$ 944,305	$ 946,218

Interest expense is net of capitalized interest of $1.3 million, $2.2 million and $2.2 million for the fiscal years ended May 31, 2012, 2011 and 2010, respectively.

4. Goodwill, Service Contracts and Other Assets

Changes in the carrying amount of goodwill and service contracts for the fiscal years ended May 31, 2012 and 2011, by operating segment, are as follows:

Goodwill (in thousands)	Rental Uniforms & Ancillary Products	Uniform Direct Sales	First Aid, Safety & Fire Protection	Document Management	Total
Balance as of June 1, 2010	$ 861,117	$ 23,928	$ 181,967	$ 289,913	$ 1,356,925
Goodwill acquired	80,699	—	10,977	33,196	124,872
Foreign currency translation	1,361	67	—	4,657	6,085
Balance as of May 31, 2011	$ 943,177	$ 23,995	$ 192,944	$ 327,766	$ 1,487,882
Goodwill acquired (adj.)	2,163	—	(479)	945	2,629
Foreign currency translation	(891)	(27)	—	(4,218)	(5,136)
Balance as of May 31, 2012	**$ 944,449**	**$ 23,968**	**$ 192,465**	**$ 324,493**	**$ 1,485,375**

Service Contracts (in thousands)	Rental Uniforms & Ancillary Products	Uniform Direct Sales	First Aid, Safety & Fire Protection	Document Management	Total
Balance as of June 1, 2010	$ 48,711	$ —	$ 35,599	$ 19,135	$ 103,445
Service contracts acquired	13,090	—	7,498	10,288	30,876
Service contracts amortization	(19,081)	—	(7,219)	(8,200)	(34,500)
Foreign currency translation	1,908	—	—	583	2,491
Balance as of May 31, 2011	$ 44,628	$ —	$ 35,878	$ 21,806	$ 102,312
Service contracts acquired	1,346	—	838	4,470	6,654
Service contracts amortization	(15,569)	—	(7,382)	(7,219)	(30,170)
Foreign currency translation	(1,249)	—	—	(725)	(1,974)
Balance as of May 31, 2012	**$ 29,156**	**$ —**	**$ 29,334**	**$ 18,332**	**$ 76,822**

Information regarding Cintas' service contracts and other assets is as follows:

	As of May 31, 2012		
(In thousands)	Carrying Amount	Accumulated Amortization	Net
Service contracts	$ 384,622	$ 307,800	$ 76,822
Noncompete and consulting agreements	$ 76,036	$ 69,954	$ 6,082
Investments [1]	90,198	—	90,198
Other	19,828	3,272	16,556
Total	$ 186,062	$ 73,226	$ 112,836

	As of May 31, 2011		
(In thousands)	Carrying Amount	Accumulated Amortization	Net
Service contracts	$ 379,967	$ 277,655	$ 102,312
Noncompete and consulting agreements	$ 76,091	$ 63,982	$ 12,109
Investments [1]	84,197	—	84,197
Other	23,135	4,690	18,445
Total	$ 183,423	$ 68,672	$ 114,751

[1] Investments at May 31, 2012, include the cash surrender value of insurance policies of $57.4 million, equity method investments of $31.9 million and cost method investments of $0.9 million. Investments at May 31, 2011, include the cash surrender value of insurance policies of $51.1 million, equity method investments of $30.2 million and cost method investments of $2.9 million.

Amortization expense was $38.3 million, $42.6 million and $41.1 million for the fiscal years ended May 31, 2012, 2011 and 2010, respectively. Estimated amortization expense, excluding any future acquisitions, for each of the next five years is $21.8 million, $18.4 million, $15.5 million, $10.2 million and $5.0 million, respectively.

Investments recorded using the cost method are evaluated for impairment on an annual basis or when indicators of impairment are identified. For fiscal 2012, 2011, and 2010 no losses due to impairment were recorded.

5. Long-Term Debt and Derivatives

(In thousands)	2012	2011
Unsecured term notes due through 2036 at an average rate of 5.10%	$ 1,284,802	$ 1,286,125
Less: amounts due within one year	225,636	1,335
	$ 1,059,166	$ 1,284,790

Letters of credit outstanding were $85.7 million and $82.7 million at May 31, 2012 and 2011, respectively. Maturities of long-term debt during each of the next five years are $225.6 million, $8.2 million, $0.5 million, $0.2 million and $250.2 million, respectively.

Interest paid was $62.3 million, $49.2 million and $48.6 million for the fiscal years ended May 31, 2012, 2011 and 2010, respectively.

Cintas' commercial paper program has a capacity of $300.0 million that is fully supported by a backup revolving credit facility through a credit agreement with its banking group. This revolving credit facility has an accordion feature that allows for a maximum borrowing capacity of $450.0 million. The revolving credit facility was amended on October 7, 2011, to extend the maturity date from September 26, 2014 to October 6, 2016, to improve the applicable margin used to calculate the interest rate payable on any outstanding loans and the facility fee payable under the agreement and to replace the financial covenant regarding Cintas' net funded indebtedness to total capitalization with a requirement to maintain a leverage ratio of consolidated indebtedness to consolidated earnings before interest, taxes, depreciation and amortization (debt to EBITDA) of no more than 3.5 to 1.0. We believe this program, along with cash generated from operations, will be adequate to provide necessary funding for our future cash requirements. No commercial paper or borrowings on our revolving credit facility were outstanding at May 31, 2012 or 2011.

On May 18, 2011, Cintas issued $250.0 million aggregate principal amount of senior notes due 2016 bearing an interest rate of 2.85% and an additional $250.0 million aggregate principal amount of senior notes due 2021 bearing an interest rate of 4.30%. The interest on both tranches of these senior notes will be paid semi-annually beginning December 1, 2011. The net proceeds generated from the offerings were used to repay our outstanding commercial paper borrowings, purchase shares of Cintas common stock under the October 26, 2010 share buyback program and other general corporate purchases.

On June 1, 2012, Cintas repaid at maturity $225.0 million aggregate principal amount of its 6.00% senior notes due 2012. Subsequently, on June 5, 2012, Cintas issued $250.0 million aggregate principal amount of senior notes due June 1, 2022. These senior notes bear interest at a rate of 3.25% paid semi-annually beginning December 1, 2012. The net proceeds generated from the offering will be used for general corporate purposes. During the fourth quarter of fiscal 2012, Cintas entered into a new interest rate lock agreement in anticipation of this issuance. This interest rate lock agreement resulted in a charge of $5.8 million, net of tax, to other comprehensive income as of May 31, 2012, which will begin amortizing in other comprehensive income in the first quarter of fiscal 2013.

Cintas used interest rate lock agreements to hedge against movements in the treasury rates at the time Cintas issued its senior notes in fiscal 2002, 2007, 2008 and 2011. The amortization of the cash flow hedges resulted in a credit to other comprehensive income of $1.5 million, $0.8 million and $0.8 million for the fiscal years ended May 31, 2012, 2011 and 2010.

To hedge the exposure of movements in the foreign currency rates, Cintas may use foreign currency hedges. These hedges reduce the impact on cash flows from movements in the foreign currency exchange rates. Examples of foreign currency hedge instruments that Cintas may use are average rate options and forward contracts. Cintas did not have average rate options and forward contracts included in current accrued liabilities at May 31, 2012, and had $0.9 million of average rate options and forward contracts included in current accrued liabilities at May 31, 2011. These instruments increased foreign currency exchange loss by less than $0.1 million and $0.3 million during fiscal 2012 and 2011, respectively.

Cintas has certain covenants related to debt agreements. These covenants limit Cintas' ability to incur certain liens, to engage in sale-leaseback transactions and to merge, consolidate or sell all or substantially all of Cintas' assets. These covenants also require Cintas to maintain certain debt to EBITDA and interest coverage ratios. Cross default provisions exist between certain debt instruments. Cintas is in compliance with all of the significant debt covenants for all periods presented. If a default of a significant covenant were to occur, the default could result in an acceleration of the maturity of the indebtedness, impair liquidity and limit the ability to raise future capital.

6. Leases

Cintas conducts certain operations from leased facilities and leases certain equipment. Most leases contain renewal options for periods from 1 to 10 years. The lease agreements provide for increases in rent expense if the options are exercised based on increases in certain price level factors or other prearranged factors. Step rent provisions, escalation clauses, capital improvements funding and other lease concessions are taken into account in computing minimum lease payments. Minimum lease payments are recognized on a straight-line basis over the minimum lease term. Lease payments are not dependent on an existing index or rate and are not included in minimum lease payments. It is anticipated that expiring leases will be renewed or replaced.

The minimum rental payments under noncancelable lease arrangements for each of the next five years and thereafter are $36.9 million, $30.8 million, $25.1 million, $20.1 million, $14.5 million and $60.2 million, respectively.

Rent expense under operating leases during the fiscal years ended May 31, 2012, 2011 and 2010, was $48.7 million, $45.7 million and $38.0 million, respectively.

7. Income Taxes

(In thousands)	**2012**	2011	2010
Income before income taxes consist of the following components:			
U.S. operations	$ 454,811	$ 377,922	$ 315,717
Foreign operations	16,133	14,747	28,175
	$ 470,944	$ 392,669	$ 343,892

(In thousands)	**2012**	2011	2010
Income tax expense consists of the following components:			
Current:			
Federal	$ 139,251	$ 70,811	$ 106,389
State and local	17,780	15,063	12,909
	157,031	85,874	119,298
Deferred	16,276	59,806	8,974
	$ 173,307	$ 145,680	$ 128,272

(In thousands)	**2012**	2011	2010
Reconciliation of income tax expense using the statutory rate and actual income tax expense is as follows:			
Income taxes at the U.S. federal statutory rate	$ 164,830	$ 137,434	$ 120,362
State and local income taxes, net of federal benefit	11,876	11,984	8,631
Other	(3,399)	(3,738)	(721)
	$ 173,307	$ 145,680	$ 128,272

The components of deferred income taxes included on the consolidated balance sheets are as follows:

(In thousands)	2012	2011
Deferred tax assets:		
Allowance for doubtful accounts	$ 5,577	$ 5,630
Inventory obsolescence	11,507	11,204
Insurance and contingencies	28,708	19,121
Stock-based compensation	16,017	12,585
Foreign tax credit carry-forward	9,054	—
Other	18,453	15,065
	89,316	63,605
Valuation allowance	(9,054)	—
	80,262	63,605
Deferred tax liabilities:		
In service inventory	64,061	10,108
Property	122,675	118,413
Intangibles	88,696	77,910
State taxes and other	11,970	7,682
	287,402	214,113
Net deferred tax liability	$ 207,140	$ 150,508

Although realization is not assured, management believes it is more likely than not that the recorded deferred tax assets, as adjusted for valuation allowances, will be realized.

Income taxes paid were $160.8 million, $105.8 million and $103.8 million for the fiscal years ended May 31, 2012, 2011 and 2010, respectively.

In the fourth quarter of fiscal 2012, Cintas repatriated approximately $110 million of cash from foreign subsidiaries on which no U.S. federal income taxes were previously provided, since Cintas had previously intended to permanently reinvest cumulative undistributed earnings of its foreign subsidiaries in foreign operations. Cintas recognized an income tax expense of $7.4 million net of foreign tax credits as a result of the repatriation described above.

Remaining undistributed earnings of foreign subsidiaries were approximately $140.7 million, $222.0 million and $198.3 million for the fiscal years ended May 31, 2012, 2011 and 2010, respectively, for which deferred taxes have not been provided. Such earnings are considered to be permanently reinvested in Cintas' foreign subsidiaries. If such earnings were repatriated, additional tax expense may result. The current calculation of such additional taxes is not practicable.

On December 23, 2011, the U.S. Department of the Treasury and the Internal Revenue Service issued temporary regulations (Regulations Section 2011-14) that provide guidance on amounts paid to improve tangible property, and acquire or produce tangible property, as well as guidance regarding the disposition of property and the expensing of supplies and materials. The finalized regulations are effective for Cintas' fiscal year ending May 31, 2013. Cintas continues to review these regulations for their impact on Cintas' consolidated financial statements.

Accounting for uncertain tax positions requires the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Companies may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

As of May 31, 2012 and 2011, there was $9.0 million and $18.8 million, respectively, in total unrecognized tax benefits, which, if recognized, would favorably impact Cintas' effective tax rate. Cintas recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense in the consolidated statements of income, which is consistent with the recognition of these items in prior reporting periods. The total amount accrued for interest and penalties as of May 31, 2012 and 2011, was $2.0 million and $9.1 million, respectively. Cintas records this tax liability as current and long-term accrued liabilities on the consolidated balance sheets, as appropriate.

In the normal course of business, Cintas provides for uncertain tax positions and the related interest, and adjusts its unrecognized tax benefits and accrued interest accordingly. Unrecognized tax benefits related to continuing operations decreased by $55.0 million in fiscal 2012, increased by $6.4 million in fiscal 2011 and increased by $0.9 million in fiscal 2010. Accrued interest decreased by $7.1 million in fiscal 2012, decreased by $6.6 million in fiscal 2011 and decreased by less than $0.1 million in fiscal 2010.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(In thousands)	
Balance at June 1, 2010	$ 95,857
Additions for tax positions of prior years	10,529
Settlements	(2,194)
Statute expirations	(1,093)
Balance at May 31, 2011	$ 103,099
Additions for tax positions of prior years	5,660
Settlements	(5,048)
Change in tax regulations	(57,182)
Statute expirations	(1,998)
Balance at May 31, 2012	**$ 44,531**

The majority of Cintas' operations are in North America. Cintas is required to file federal income tax returns, as well as state income tax returns in a majority of the domestic states and also in certain Canadian provinces. At times, Cintas is subject to audits in these jurisdictions. The audits, by nature, are sometimes complex and can require several years to resolve. The final resolution of any such tax audit could result in either a reduction in Cintas' accruals or an increase in its income tax provision, either of which could have an impact on the consolidated results of operation in any given period.

All U.S. federal income tax returns are closed to audit through fiscal 2010. Cintas is currently in advanced stages of various audits in certain foreign jurisdictions and certain domestic states. The years under audit cover fiscal years back to 2005. Based on the resolution of the various audits and other potential regulatory developments, it is reasonably possible that the balance of unrecognized tax benefits could decrease by approximately $2.4 million for the fiscal year ended May 31, 2013.

8. Acquisitions

The purchase price paid for each acquisition has been allocated to the fair value of the assets acquired and liabilities assumed. During fiscal 2012, Cintas acquired two Uniform Rental and Ancillary Products operating segment businesses, two First Aid, Safety and Fire Protection Services operating segment businesses and four Document Management Services operating segment businesses. During fiscal 2011, Cintas acquired four Uniform Rental and Ancillary Products operating segment businesses, eleven First Aid, Safety and Fire Protection Services operating segment businesses and twelve Document Management Services operating segment businesses. The following summarizes the aggregate purchase price for all businesses acquired:

(In thousands)	**2012**	2011
Fair value of tangible assets acquired	$ 536	$ 37,403
Fair value of goodwill acquired	2,618	125,562
Fair value of service contracts acquired	5,494	28,449
Fair value of other intangibles acquired	743	6,937
Total fair value of assets acquired	9,391	198,351
Fair value of liabilities (settled) assumed and incurred	(15,473)	24,729
Total cash paid for acquisitions	$ 24,864	$ 173,622

The results of operation for the acquired businesses are included in the consolidated statements of income from the dates of acquisition. The pro forma revenue, net income and earnings per share information relating to acquired businesses are not presented because they are not significant to Cintas.

9. Defined Contribution Plans

Cintas' Partners' Plan (the Plan) is a non-contributory profit sharing plan and Employee Stock Ownership Plan (ESOP) for the benefit of substantially all U.S. Cintas employee-partners who have completed one year of service. The Plan also includes a 401(k) savings feature covering substantially all U.S. employee-partners. The amounts of contributions to the Plan and ESOP, as well as the matching contribution to the 401(k), are made at the discretion of Cintas. Total contributions, including Cintas' matching contributions, which approximate cost, were $26.0 million, $21.1 million and $19.8 million for the fiscal years ended May 31, 2012, 2011 and 2010, respectively.

Cintas has a non-contributory deferred profit sharing plan (DPSP), which covers substantially all Canadian employees. In addition, a registered retirement savings plan (RRSP) is offered to those employees. The amounts of contributions to the DPSP, as well as the matching contribution to the RRSP, are made at the discretion of Cintas. Total contributions, which approximate cost, were $1.3 million, $1.0 million and $0.9 million for the fiscal years ended May 31, 2012, 2011 and 2010, respectively.

Cintas has a supplemental executive retirement plan (SERP) subject to Section 409A of the Internal Revenue Code for the benefit of certain highly compensated Cintas employees. The SERP allows participants to defer the receipt of compensation which would otherwise become payable to them. Matching contributions are made at the discretion of Cintas. Total matching contributions were $5.7 million, $6.1 million and $5.0 million for the fiscal years ended May 31, 2012, 2011 and 2010, respectively.

10. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share using the two-class method for amounts attributable to Cintas' common shares:

(In thousands except per share data)	**2012**	2011	2010
Basic Earnings per Share			
Net income	$ 297,637	$ 246,989	$ 215,620
Less dividends to:			
Common shares	$ 70,055	$ 71,197	$ 73,377
Unvested shares	765	615	583
Total dividends	$ 70,820	$ 71,812	$ 73,960
Undistributed net income	$ 226,817	$ 175,177	$ 141,660
Less: net income allocated to participating unvested securities	1,880	1,097	661
Net income available to common shareholders	$ 224,937	$ 174,080	$ 140,999
Basic weighted average common shares outstanding	129,891	146,586	152,858
Basic earnings per share:			
Common shares — distributed earnings	$ 0.54	$ 0.49	$ 0.48
Common shares — undistributed earnings	1.73	1.19	0.92
Total common shares	$ 2.27	$ 1.68	$ 1.40
Unvested shares — distributed earnings	$ 0.54	$ 0.49	$ 0.48
Unvested shares — undistributed earnings	1.73	1.19	0.92
Total unvested shares	$ 2.27	$ 1.68	$ 1.40

(In thousands except per share data)	2012	2011	2010
Diluted Earnings per Share			
Net income	$ 297,637	$ 246,989	$ 215,620
Less dividends to:			
Common shares	$ 70,055	$ 71,197	$ 73,377
Unvested shares	765	615	583
Total dividends	$ 70,820	$ 71,812	$ 73,960
Undistributed net income	$ 226,817	$ 175,177	$ 141,660
Less: net income allocated to participating unvested securities	1,880	1,097	661
Net income available to common shareholders	$ 224,937	$ 174,080	$ 140,999
Basic weighted average common shares outstanding	129,891	146,586	152,858
Effect of dilutive securities — employee stock options	142	—	—
Diluted weighted average common shares outstanding	130,033	146,586	152,858
Diluted earnings per share:			
Common shares — distributed earnings	$ 0.54	$ 0.49	$ 0.48
Common shares — undistributed earnings	1.73	1.19	0.92
Total common shares	$ 2.27	$ 1.68	$ 1.40
Unvested shares — distributed earnings	$ 0.54	$ 0.49	$ 0.48
Unvested shares — undistributed earnings	1.73	1.19	0.92
Total unvested shares	$ 2.27	$ 1.68	$ 1.40

For the fiscal years ended May 31, 2012, 2011 and 2010, options granted to purchase 2.0 million, 3.9 million and 4.5 million shares of Cintas common stock, respectively, were excluded from the computation of diluted earnings per share. The exercise prices of these options were greater than the average market price of the common shares (anti-dilutive).

We completed the October 26, 2010 share buyback program by purchasing 8.1 million shares of Cintas common stock in June and July 2011 for a total of $259.5 million. On October 18, 2011, we announced that the Board of Directors authorized an additional $500.0 million share buyback program at market prices. Beginning in April 2012, under this new program, we purchased 3.3 million shares of Cintas common stock for a total purchase price of $129.6 million. During fiscal 2012, Cintas purchased a total of 11.4 million shares of Cintas common stock at an average price of $34.24 per share for a total purchase price of $389.1 million. In July 2012, we purchased 0.6 million shares of Cintas stock for $23.7 million. From the inception of the October 18, 2011 share buyback program through July 30, 2012, Cintas has purchased a total of 3.9 million shares of Cintas common stock at an average price of $38.86 per share for a total purchase price of $153.3 million. In addition, for the fiscal year ended May 31, 2012, Cintas acquired 0.1 million shares of Cintas common stock in trade for employee payroll taxes due on restricted stock awards that vested during the fiscal year. These shares were acquired at an average price of $32.05 per share for a total purchase price of $3.2 million.

11. Stock-Based Compensation

Under the 2005 Equity Compensation Plan adopted by Cintas in fiscal 2006, Cintas may grant officers and key employees equity compensation in the form of stock options, stock appreciation rights, restricted and unrestricted stock awards, performance awards and other stock unit awards up to an aggregate of 14,000,000 shares of Cintas' common stock. At May 31, 2012, 8,171,124 shares of common stock are reserved for future issuance under the 2005 Equity Compensation Plan. The compensation cost for stock-based awards was $20.3 million, $15.2 million and $15.3 million for the fiscal years ended May 31, 2012, 2011 and 2010, respectively. The total income tax benefit recognized in the consolidated income statement for share-based compensation arrangements was $5.6 million, $4.5 million and $3.9 million for the fiscal years ended May 31, 2012, 2011 and 2010, respectively.

Stock Options

Stock options are granted at the fair market value of the underlying common stock on the date of grant. The option terms are determined by the Compensation Committee of the Board of Directors, but no stock option may be exercised later than 10 years after the date of the grant. The option awards generally have 10-year terms with graded vesting in years 3 through 10 based on continuous service during that period. Cintas recognizes compensation expense for these options using the straight-line recognition method over the vesting period.

The fair value of these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following assumptions:

	2012	2011	2010
Risk-free interest rate	**2.4%**	2.5%	3.9%
Dividend yield	**1.7%**	1.5%	1.3%
Expected volatility of Cintas' common stock	**37.0%**	30.0%	30.0%
Expected life of the option in years	**7.5**	7.5	7.5

The risk-free interest rate is based on U.S. government issues with a remaining term equal to the expected life of the stock options. The determination of expected volatility is based on historical volatility of Cintas' common stock over the period commensurate with the expected term of stock options, as well as other relevant factors. The weighted average expected term was determined based on the historical employee exercise behavior of the options. The weighted-average fair value of stock options granted during fiscal 2012, 2011 and 2010 was $12.08, $8.04 and $8.23, respectively.

The information presented in the following table relates primarily to stock options granted and outstanding under either the 2005 Equity Compensation Plan or under previously adopted plans:

	Shares	Weighted Average Exercise Price
Outstanding, May 31, 2009 (1,914,710 shares exercisable)	6,359,424	$ 38.91
Granted	1,070,798	28.52
Canceled	(963,016)	35.98
Exercised	—	—
Outstanding, May 31, 2010 (1,838,530 shares exercisable)	6,467,206	37.63
Granted	2,030,764	32.42
Canceled	(833,267)	38.76
Exercised	—	—
Outstanding, May 31, 2011 (1,945,207 shares exercisable)	7,664,703	36.12
Granted	1,638,907	36.26
Canceled	(1,591,480)	36.90
Exercised	(103,013)	32.66
Outstanding, May 31, 2012 (2,105,702 shares exercisable)	7,609,117	$ 36.04

The intrinsic value of stock options exercised during fiscal 2012 was $0.6 million. The total cash received from employees as a result of employee stock option exercises for the fiscal year ended May 31, 2012, was $3.3 million. There were no stock options exercised during the years ended May 31, 2011 or 2010.

The fair value of stock options vested was $12.9 million, $9.0 million and $6.8 million for the fiscal years ended May 31, 2012, 2011 and 2010, respectively.

The following table summarizes the information related to stock options outstanding at May 31, 2012:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Number Outstanding	Average Remaining Option Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 20.29 – $ 31.00	1,725,722	7.50	$ 26.22	176,768	$ 26.97
31.01 – 34.27	1,279,826	8.61	33.99	60,390	33.50
34.28 – 39.36	2,410,094	6.77	37.49	622,774	38.69
39.37 – 50.47	2,193,475	2.48	42.51	1,245,770	42.65
$ 20.29 – $ 50.47	7,609,117	6.01	$ 36.04	2,105,702	$ 39.90

At May 31, 2012, the aggregate intrinsic value of stock options outstanding and exercisable was $22.4 million and $2.1 million, respectively. The weighted-average remaining contractual term of stock options exercisable is 2.1 years.

Restricted Stock Awards

Restricted stock awards consist of Cintas' common stock that is subject to such conditions, restrictions and limitations as the Compensation Committee of the Board of Directors determines to be appropriate. The vesting period is generally three years after the grant date. The recipient of restricted stock awards will have all rights of a shareholder of Cintas, including the right to vote and the right to receive cash dividends, during the vesting period.

The information presented in the following table relates to restricted stock awards granted and outstanding under either the 2005 Equity Compensation Plan or under previously adopted plans:

	Shares	Weighted Average Grant Price
Outstanding, unvested grants at May 31, 2009	981,369	$ 30.29
Granted	597,514	24.63
Canceled	(53,278)	27.85
Vested	(118,254)	36.57
Outstanding, unvested grants at May 31, 2010	1,407,351	27.45
Granted	712,721	31.59
Canceled	(66,754)	25.54
Vested	(135,936)	39.26
Outstanding, unvested grants at May 31, 2011	1,917,382	28.22
Granted	452,267	35.95
Canceled	(188,685)	30.62
Vested	(291,968)	27.60
Outstanding, unvested grants at May 31, 2012	1,888,996	$ 29.93

The remaining unrecognized compensation cost related to unvested stock options and restricted stock at May 31, 2012, was $64.4 million. The weighted-average period of time over which this cost will be recognized is 3.3 years.

12. Litigation and Other Contingencies

Cintas is subject to legal proceedings, insurance receipts, legal settlements and claims arising from the ordinary course of its business, including personal injury, customer contract, environmental and employment claims. In the opinion of management, the aggregate liability, if any, with respect to such ordinary course of business actions will not have a material adverse effect on the consolidated financial position or consolidated results of operation of Cintas. Cintas is party to additional litigation not considered in the ordinary course of business, including the litigation discussed below.

Cintas is a defendant in a purported class action lawsuit, *Mirna E. Serrano, et al. v. Cintas Corporation (Serrano)*, filed on May 10, 2004, and pending in the United States District Court, Eastern District of Michigan, Southern Division. The *Serrano* plaintiffs alleged that Cintas discriminated against women in hiring into various service sales representative positions across all divisions of Cintas. On November 15, 2005, the Equal Employment Opportunity Commission (EEOC) intervened in the *Serrano* lawsuit. The *Serrano* plaintiffs seek injunctive relief, compensatory damages, punitive damages, attorneys' fees and other remedies. On October 27, 2008, the United States District Court in the Eastern District of Michigan granted summary judgment in favor of Cintas limiting the scope of the putative class in the *Serrano* lawsuit to female applicants for service sales representative positions at Cintas locations within the state of Michigan. Consequently, all claims brought by female applicants for service sales representative positions outside of the state of Michigan were dismissed. Similarly, any claims brought by the EEOC on behalf of similarly situated female applicants outside of the state of Michigan have also been dismissed from the *Serrano* lawsuit. Cintas is a defendant in another purported class action lawsuit, *Blanca Nelly Avalos, et al. v. Cintas Corporation (Avalos)*, which was filed in the United States District Court, Eastern District of Michigan, Southern Division. The *Avalos* plaintiffs alleged that Cintas discriminated against women, African-Americans and Hispanics in hiring into various service sales representative positions in Cintas' Rental division only throughout the United States. The *Avalos* plaintiffs sought injunctive relief, compensatory damages, punitive damages, attorneys' fees and other remedies. The claims in *Avalos* originally were brought in the lawsuit captioned *Robert Ramirez, et al. v. Cintas Corporation (Ramirez)*, filed on January 20, 2004, in the United States District Court, Northern District of California, San Francisco Division. On May 11, 2006, the *Ramirez* and *Avalos* African-American, Hispanic and female failure to hire into service sales representative positions claims and the EEOC's intervention were consolidated for pretrial purposes with the *Serrano* case and transferred to the United States District Court for the Eastern District of Michigan, Southern Division. The consolidated case was known as *Mirna E. Serrano/Blanca Nelly Avalos, et al. v. Cintas Corporation (Serrano/Avalos)*. On March 31, 2009, the United States District Court, Eastern District of Michigan, Southern Division entered an order denying class certification to all plaintiffs in the *Serrano/Avalos* lawsuits. Following denial of class certification, the Court permitted the individual *Avalos* and *Serrano* plaintiffs to proceed separately. In the *Avalos* case, the Court dismissed the remaining claims of the individual plaintiffs who remained in that case after the denial of class certification. On May 11, 2010, Plaintiff Tanesha Davis, on behalf of all similarly situated plaintiffs in the *Avalos* case, filed a notice of appeal of the District Court's summary judgment order in the United States Court of Appeals for the Sixth Circuit. The Appellate Court has made no determination regarding the merits of Davis' appeal. In September 2010, the Court in *Serrano* dismissed all private individual claims and all claims of the EEOC and the 13 individuals it claimed to represent. The EEOC has appealed the District Court's summary judgment decisions and various other rulings to the United States Court of Appeals for the Sixth Circuit. The Court of Appeals has not yet ruled on the EEOC's appeal.

The litigation discussed above, if decided or settled adversely to Cintas, may, individually or in the aggregate, result in liability material to Cintas' consolidated financial condition or consolidated results of operation and could increase costs of operations on an ongoing basis. Any estimated liability relating to these proceedings is not determinable at this time. Cintas may enter into discussions regarding settlement of these and other lawsuits, and may enter into settlement agreements if it believes such settlement is in the best interest of Cintas' shareholders.

Cintas is a defendant in a purported class action lawsuit, *Paul Veliz, et al. v. Cintas Corporation (Veliz)*, filed on March 19, 2003, in the United States District Court, Northern District of California, Oakland Division, alleging that Cintas violated certain federal and state wage and hour laws applicable to its service sales representatives, whom Cintas considers exempt employees, and asserting additional related ERISA claims. On April 5, 2004 and February 14, 2006, the Court stayed the claims of all plaintiffs with valid arbitration agreements pending arbitration of those claims. Claims made in the *Veliz* action, therefore, are pending before the United States District Court, Northern District of California and Judge Bruce Meyerson (Ret.), an Arbitrator selected by the parties. On August 5, 2009, the parties in the *Veliz* action reached a settlement in principle. That settlement was granted preliminary approval by the District Court. The pre-tax impact, net of insurance proceeds, was $19.5 million in fiscal 2010. Pursuant to the settlement agreement, Cintas paid $22.8 million on December 17, 2010. On June 3, 2011, the Court granted final approval of the settlement. On July 20, 2011, Cintas paid $1.9 million to satisfy the future income tax liabilities of the class members as they receive their respective shares of the settlement funds. Any remaining balance of the settlement funds will be used to pay the fees and expenses of the settlement administrator or donated to a charitable organization as determined by the court.

During the second quarter of fiscal 2010, Cintas had legal settlements that totaled $4.0 million, net of insurance proceeds. None of these settlements were significant individually. These settlements included litigation related to multiple subjects including employment practices and insurance coverage.

13. Operating Segment Information

Cintas classifies its businesses into four operating segments based on the types of products and services provided. The Rental Uniforms and Ancillary Products operating segment consists of the rental and servicing of uniforms and other garments including flame resistant clothing, mats, mops and shop towels and other ancillary items. In addition to these rental items, restroom cleaning services and supplies and carpet and tile cleaning services are also provided within this operating segment. The Uniform Direct Sales operating segment consists of the direct sale of uniforms and related items and branded promotional products. The First Aid, Safety and Fire Protection Services operating segment consists of first aid, safety and fire protection products and services. The Document Management Services operating segment consists of document destruction, document imaging and document retention services.

Cintas evaluates the performance of each operating segment based on several factors of which the primary financial measures are operating segment revenue and income before income taxes. The accounting policies of the operating segments are the same as those described in Note 1 entitled Significant Accounting Policies. Information related to the operations of Cintas' operating segments is set forth below:

(In thousands)	Rental Uniforms & Ancillary Products	Uniform Direct Sales	First Aid, Safety & Fire Protection	Document Management	Corporate	Total
May 31, 2012						
Revenue	$ 2,912,261	$ 433,994	$ 415,703	$ 340,042	$ —	$ 4,102,000
Gross margin	$ 1,263,710	$ 129,614	$ 178,465	$ 166,819	$ —	$ 1,738,608
Selling and admin. expenses	834,210	80,577	143,338	140,856	—	1,198,981
Interest income	—	—	—	—	(1,942)	(1,942)
Interest expense	—	—	—	—	70,625	70,625
Income before income taxes	$ 429,500	$ 49,037	$ 35,127	$ 25,963	$ (68,683)	$ 470,944
Depreciation and amortization	$ 121,842	$ 7,087	$ 19,641	$ 45,595	$ —	$ 194,165
Capital expenditures	$ 107,152	$ 5,161	$ 15,264	$ 33,225	$ —	$ 160,802
Total assets	$ 2,765,691	$ 136,478	$ 362,128	$ 556,784	$ 339,825	$ 4,160,906
May 31, 2011						
Revenue	$ 2,692,248	$ 419,222	$ 377,663	$ 321,251	$ —	$ 3,810,384
Gross margin	$ 1,161,792	$ 126,475	$ 156,060	$ 164,960	$ —	$ 1,609,287
Selling and admin. expenses	822,230	78,220	134,604	133,890	—	1,168,944
Interest income	—	—	—	—	(2,030)	(2,030)
Interest expense	—	—	—	—	49,704	49,704
Income before income taxes	$ 339,562	$ 48,255	$ 21,456	$ 31,070	$ (47,674)	$ 392,669
Depreciation and amortization	$ 122,767	$ 6,720	$ 18,599	$ 45,381	$ —	$ 193,467
Capital expenditures	$ 108,557	$ 5,223	$ 23,215	$ 45,597	$ —	$ 182,592
Total assets	$ 2,721,261	$ 154,109	$ 355,332	$ 595,912	$ 525,326	$ 4,351,940
May 31, 2010						
Revenue	$ 2,569,357	$ 386,370	$ 338,651	$ 252,961	$ —	$ 3,547,339
Gross margin	$ 1,119,781	$ 116,336	$ 131,726	$ 129,974	$ —	$ 1,497,817
Selling and admin. expenses	786,145	76,232	118,284	105,698	—	1,086,359
Legal settlements, net of insurance proceeds	—	—	—	—	23,529	23,529
Restructuring credits	(2,880)	—	—	—	—	(2,880)
Interest income	—	—	—	—	(1,695)	(1,695)
Interest expense	—	—	—	—	48,612	48,612
Income before income taxes	$ 336,516	$ 40,104	$ 13,442	$ 24,276	$ (70,446)	$ 343,892
Depreciation and amortization	$ 131,714	$ 7,582	$ 16,178	$ 37,667	$ —	$ 193,141
Capital expenditures	$ 68,224	$ 6,791	$ 8,155	$ 27,908	$ —	$ 111,078
Total assets	$ 2,441,748	$ 132,415	$ 329,569	$ 499,917	$ 566,087	$ 3,969,736

14. Quarterly Financial Data (Unaudited)

The following is a summary of the results of operation for each of the quarters within the fiscal years ended May 31, 2012 and 2011:

May 31, 2012 (in thousands)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 1,017,180	$ 1,019,126	$ 1,012,112	$ 1,053,582
Gross margin	$ 439,040	$ 429,797	$ 425,903	$ 443,868
Net income	$ 68,638	$ 74,350	$ 76,035	$ 78,614
Basic earnings per share	$ 0.52	$ 0.57	$ 0.58	$ 0.60
Diluted earnings per share	$ 0.52	$ 0.57	$ 0.58	$ 0.60
Weighted average number of shares outstanding	131,309	129,727	129,735	128,788

May 31, 2011 (in thousands)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 923,904	$ 936,566	$ 937,827	$ 1,012,087
Gross margin	$ 393,671	$ 390,648	$ 391,921	$ 433,047
Net income	$ 61,277	$ 55,866	$ 59,070	$ 70,776
Basic earnings per share	$ 0.40	$ 0.38	$ 0.41	$ 0.49
Diluted earnings per share	$ 0.40	$ 0.38	$ 0.41	$ 0.49
Weighted average number of shares outstanding	152,164	145,511	145,303	143,317

15. Supplemental Guarantor Information

Cintas Corporation No. 2 (Corp. 2) is the indirectly, wholly-owned principal operating subsidiary of Cintas. Corp. 2 is the issuer of the $1,275.0 million of long-term senior notes, which are unconditionally guaranteed, jointly and severally, by Cintas Corporation and its wholly-owned, direct and indirect domestic subsidiaries.

As allowed by SEC rules, the following condensed consolidating financial statements are provided as an alternative to filing separate financial statements of the guarantors. Each of the subsidiaries presented in the following condensed consolidating financial statements has been fully consolidated in Cintas' consolidated financial statements. The following condensed consolidating financial statements should be read in conjunction with the consolidated financial statements of Cintas and notes thereto of which this note is an integral part.

Condensed consolidating financial statements for Cintas, Corp. 2, the subsidiary guarantors and non-guarantors are presented on the following pages:

Condensed Consolidating Income Statement

Year Ended May 31, 2012 (in thousands)	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non-Guarantors	Eliminations	Cintas Corporation Consolidated
Revenue:						
Rental uniforms and ancillary products	$ —	$ 2,233,085	$ 574,950	$ 210,683	$ (106,457)	$ 2,912,261
Other services	—	1,488,163	28,660	117,791	(444,875)	1,189,739
Equity in net income of affiliates	297,637	—	—	—	(297,637)	—
	297,637	3,721,248	603,610	328,474	(848,969)	4,102,000
Costs and expenses (income):						
Cost of rental uniforms and ancillary products	—	1,386,320	362,803	145,293	(245,865)	1,648,551
Cost of other services	—	955,148	(13,649)	73,130	(299,788)	714,841
Selling and administrative expenses	—	1,184,888	(69,882)	(145,953)	229,928	1,198,981
Operating income	297,637	194,892	324,338	256,004	(533,244)	539,627
Interest income	—	(111,631)	(589)	(190,345)	300,623	(1,942)
Interest expense (income)	—	72,212	(1,543)	(44)	—	70,625
Income before income taxes	297,637	234,311	326,470	446,393	(833,867)	470,944
Income taxes	—	68,752	95,793	8,814	(52)	173,307
Net income	$ 297,637	$ 165,559	$ 230,677	$ 437,579	$ (833,815)	$ 297,637

Condensed Consolidating Income Statement

Year Ended May 31, 2011 (in thousands)	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non-Guarantors	Eliminations	Cintas Corporation Consolidated
Revenue:						
Rental uniforms and ancillary products	$ —	$ 2,069,895	$ 531,525	$ 196,380	$ (105,552)	$ 2,692,248
Other services	—	1,395,119	340,063	109,634	(726,680)	1,118,136
Equity in net income of affiliates	246,989	—	—	—	(246,989)	—
	246,989	3,465,014	871,588	306,014	(1,079,221)	3,810,384
Costs and expenses (income):						
Cost of rental uniforms and ancillary products	—	1,305,908	330,442	132,463	(238,357)	1,530,456
Cost of other services	—	876,359	316,650	67,997	(590,365)	670,641
Selling and administrative expenses	—	1,065,037	17,270	92,839	(6,202)	1,168,944
Operating income	246,989	217,710	207,226	12,715	(244,297)	440,343
Interest income	—	(589)	(697)	(100,777)	100,033	(2,030)
Interest expense (income)	—	52,357	(2,687)	34	—	49,704
Income before income taxes	246,989	165,942	210,610	113,458	(344,330)	392,669
Income taxes	—	60,028	76,186	9,494	(28)	145,680
Net income	$ 246,989	$ 105,914	$ 134,424	$ 103,964	$ (344,302)	$ 246,989

Condensed Consolidating Income Statement

Year Ended May 31, 2010 (in thousands)	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non-Guarantors	Eliminations	Cintas Corporation Consolidated
Revenue:						
Rental uniforms and ancillary products	$ —	$ 1,970,303	$ 518,254	$ 180,847	$ (100,047)	$ 2,569,357
Other services	—	1,216,779	351,368	66,229	(656,394)	977,982
Equity in net income of affiliates	215,620	—	—	—	(215,620)	—
	215,620	3,187,082	869,622	247,076	(972,061)	3,547,339
Costs and expenses (income):						
Cost of rental uniforms and ancillary products	—	1,226,076	332,935	111,340	(220,775)	1,449,576
Cost of other services	—	798,841	297,890	41,316	(538,101)	599,946
Selling and administrative expenses	—	1,037,945	(20,140)	67,669	885	1,086,359
Legal settlements, net of insurance proceeds	—	—	23,529	—	—	23,529
Restructuring charges	—	(1,080)	(1,800)	—	—	(2,880)
Operating income	215,620	125,300	237,208	26,751	(214,070)	390,809
Interest income	—	(268)	(1,130)	(297)	—	(1,695)
Interest expense (income)	—	51,486	(2,897)	23	—	48,612
Income before income taxes	215,620	74,082	241,235	27,025	(214,070)	343,892
Income taxes	—	27,936	91,239	9,123	(26)	128,272
Net income	$ 215,620	$ 46,146	$ 149,996	$ 17,902	$ (214,044)	$ 215,620

Condensed Consolidating Balance Sheet

As of May 31, 2012 (in thousands)	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non-Guarantors	Eliminations	Cintas Corporation Consolidated
Assets						
Current assets:						
Cash and cash equivalents	$ —	$ 58,737	$ 229,287	$ 51,801	$ —	$ 339,825
Accounts receivable, net	—	327,442	81,243	42,176	—	450,861
Inventories, net	—	210,283	20,258	10,781	9,883	251,205
Uniforms and other rental items in service	—	337,298	101,435	35,051	(20,999)	452,785
Income taxes, current	—	5,296	3,642	13,250	—	22,188
Prepaid expenses and other	—	7,905	12,770	4,029	—	24,704
Total current assets	—	946,961	448,635	157,088	(11,116)	1,541,568
Property and equipment, at cost, net	—	600,565	259,744	83,996	—	944,305
Goodwill	—	—	1,419,535	65,840	—	1,485,375
Service contracts, net	—	71,337	326	5,159	—	76,822
Other assets, net	1,637,225	1,628,516	2,467,198	759,439	(6,379,542)	112,836
	$ 1,637,225	$ 3,247,379	$ 4,595,438	$ 1,071,522	$ (6,390,658)	$ 4,160,906
Liabilities and Shareholders' Equity						
Current liabilities:						
Accounts payable	$ (465,247)	$ (475,624)	$ 978,932	$ 18,760	$ 38,019	$ 94,840
Accrued compensation and related liabilities	—	63,797	21,619	5,798	—	91,214
Accrued liabilities	—	67,651	176,220	13,557	(786)	256,642
Deferred tax (asset) liability	—	(538)	(87)	3,184	—	2,559
Long-term debt due within one year	—	225,866	(230)	—	—	225,636
Total current liabilities	(465,247)	(118,848)	1,176,454	41,299	37,233	670,891
Long-term liabilities:						
Long-term debt due after one year	—	1,068,820	(11,288)	848	786	1,059,166
Deferred income taxes	—	(6)	199,404	5,183	—	204,581
Accrued liabilities	—	—	86,406	727	—	87,133
Total long-term liabilities	—	1,068,814	274,522	6,758	786	1,350,880
Total shareholders' equity	2,102,472	2,297,413	3,144,462	1,023,465	(6,428,677)	2,139,135
	$ 1,637,225	$ 3,247,379	$ 4,595,438	$ 1,071,522	$ (6,390,658)	$ 4,160,906

Condensed Consolidating Balance Sheet

As of May 31, 2011 (in thousands)	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non-Guarantors	Eliminations	Cintas Corporation Consolidated
Assets						
Current assets:						
Cash and cash equivalents	$ —	$ 54,957	$ 313,283	$ 69,866	$ —	$ 438,106
Marketable securities	—	—	—	87,220	—	87,220
Accounts receivable, net	—	312,033	76,484	40,614	—	429,131
Inventories, net	—	204,536	24,943	13,266	6,913	249,658
Uniforms and other rental items in service	—	302,897	82,148	34,895	(26,114)	393,826
Income taxes, current	—	949	8,355	24,238	—	33,542
Deferred tax asset (liability)	—	566	47,905	(2,658)	—	45,813
Prepaid expenses and other	—	5,738	13,732	4,011	—	23,481
Total current assets	—	881,676	566,850	271,452	(19,201)	1,700,777
Property and equipment, at cost, net	—	587,701	274,086	84,431	—	946,218
Goodwill	—	—	1,416,926	70,956	—	1,487,882
Service contracts, net	—	94,379	663	7,270	—	102,312
Other assets, net	1,778,595	1,629,598	2,070,017	369,527	(5,732,986)	114,751
	$ 1,778,595	$ 3,193,354	$ 4,328,542	$ 803,636	$ (5,752,187)	$ 4,351,940
Liabilities and Shareholders' Equity						
Current liabilities:						
Accounts payable	$ (465,247)	$ (329,430)	$ 855,739	$ 11,198	$ 38,019	$ 110,279
Accrued compensation and related liabilities	—	55,138	20,153	4,543	—	79,834
Accrued liabilities	—	61,399	154,861	27,235	(804)	242,691
Long-term debt due within one year	—	855	480	—	—	1,335
Total current liabilities	(465,247)	(212,038)	1,031,233	42,976	37,215	434,139
Long-term liabilities:						
Long-term debt due after one year	—	1,294,674	(12,433)	1,745	804	1,284,790
Deferred income taxes	—	(7)	190,701	5,627	—	196,321
Accrued liabilities	—	—	133,427	614	—	134,041
Total long-term liabilities	—	1,294,667	311,695	7,986	804	1,615,152
Total shareholders' equity	2,243,842	2,110,725	2,985,614	752,674	(5,790,206)	2,302,649
	$ 1,778,595	$ 3,193,354	$ 4,328,542	$ 803,636	$ (5,752,187)	$ 4,351,940

Condensed Consolidating Statement of Cash Flows

Year Ended May 31, 2012 (in thousands)	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non-Guarantors	Eliminations	Cintas Corporation Consolidated
Cash flows from operating activities:						
Net income	$ 297,637	$ 165,559	$ 230,677	$ 437,579	$ (833,815)	$ 297,637
Adjustments to reconcile net income to net cash provided by (used in) operating activities:						
Depreciation	—	102,613	40,613	12,605	—	155,831
Amortization	—	33,114	393	4,827	—	38,334
Stock-based compensation	20,312	—	—	—	—	20,312
Deferred income taxes	—	—	56,411	316	—	56,727
Changes in current assets and liabilities, net of acquisitions of businesses:						
Accounts receivable, net	—	(15,280)	(4,985)	(3,996)	—	(24,261)
Inventories, net	—	(5,635)	4,685	1,590	(2,970)	(2,330)
Uniforms and other rental items in service	—	(34,401)	(19,286)	(1,477)	(5,115)	(60,279)
Prepaid expenses	—	(2,154)	950	(292)	—	(1,496)
Accounts payable	—	(143,189)	661,243	(530,611)	—	(12,557)
Accrued compensation and related liabilities	—	8,659	1,466	1,500	—	11,625
Accrued liabilities	—	16,929	(30,586)	(6,732)	18	(20,371)
Income taxes, current	—	(4,357)	4,712	10,335	—	10,690
Net cash provided by (used in) operating activities	317,949	121,858	946,293	(74,356)	(841,882)	469,862
Cash flows from investing activities:						
Capital expenditures	—	(116,954)	(26,270)	(17,578)	—	(160,802)
Proceeds from redemption of marketable securities	—	—	—	665,016	—	665,016
Purchase of marketable securities and investments	—	(2,740)	(416,100)	(579,654)	412,839	(585,655)
Acquisitions of businesses, net of cash acquired	—	(19,323)	(65)	(5,476)	—	(24,864)
Other	141,350	20,090	(588,518)	28	429,061	2,011
Net cash provided by (used in) investing activities	141,350	(118,927)	(1,030,953)	62,336	841,900	(104,294)
Cash flows from financing activities:						
Proceeds from the issuances of debt	—	—	(786)	—	786	—
Repayment of debt	—	(843)	324	—	(804)	(1,323)
Exercise of stock-based compensation awards	3,341	—	—	—	—	3,341
Dividends paid	(70,800)	—	—	(20)	—	(70,820)
Repurchase of common stock	(392,328)	—	—	—	—	(392,328)
Other	488	1,508	(574)	(867)	—	555
Net cash (used in) provided by financing activities	(459,299)	665	(1,036)	(887)	(18)	(460,575)
Effect of exchange rate changes on cash and cash equivalents	—	184	1,700	(5,158)	—	(3,274)
Net increase (decrease) in cash and cash equivalents	—	3,780	(83,996)	(18,065)	—	(98,281)
Cash and cash equivalents at beginning of period	—	54,957	313,283	69,866	—	438,106
Cash and cash equivalents at end of period	$ —	$ 58,737	$ 229,287	$ 51,801	$ —	$ 339,825

Condensed Consolidating Statement of Cash Flows

Year Ended May 31, 2011 (in thousands)	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non-Guarantors	Eliminations	Cintas Corporation Consolidated
Cash flows from operating activities:						
Net income	$ 246,989	$ 105,914	$ 134,424	$ 103,964	$ (344,302)	$ 246,989
Adjustments to reconcile net income to net cash provided by (used in) operating activities:						
Depreciation	—	103,039	36,032	11,815	—	150,886
Amortization	—	37,615	543	4,423	—	42,581
Stock-based compensation	15,203	—	—	—	—	15,203
Deferred income taxes	—	(4,886)	51,996	798	—	47,908
Changes in current assets and liabilities, net of acquisitions of businesses:						
Accounts receivable, net	—	(39,060)	(2,079)	(7,847)	—	(48,986)
Inventories, net	—	(59,223)	(8,112)	(2,957)	(8,532)	(78,824)
Uniforms and other rental items in service	—	(45,149)	(11,671)	(7,179)	5,819	(58,180)
Prepaid expenses	—	223	2,085	(1,948)	—	360
Accounts payable	—	(392,210)	393,185	28,244	(4)	29,215
Accrued compensation and related liabilities	—	12,957	(1,577)	1,113	—	12,493
Accrued liabilities	—	(2,740)	(6,318)	6,875	16	(2,167)
Income taxes, current	—	4,265	(8,858)	(11,999)	—	(16,592)
Net cash provided by (used in) operating activities	262,192	(279,255)	579,650	125,302	(347,003)	340,886
Cash flows from investing activities:						
Capital expenditures	—	(99,739)	(68,274)	(14,579)	—	(182,592)
Proceeds from redemption of marketable securities	—	—	23,206	115,850	—	139,056
Purchase of marketable securities and investments	—	(16,897)	(55,438)	(61,438)	55,466	(78,307)
Acquisitions of businesses, net of cash acquired	—	(133,378)	(1,831)	(36,343)	—	(171,552)
Other	253,387	54,296	(504,637)	(99,797)	291,553	(5,198)
Net cash provided by (used in) investing activities	253,387	(195,718)	(606,974)	(96,307)	347,019	(298,593)
Cash flows from financing activities:						
Proceeds from the issuance of debt	—	1,000,500	1,781	—	—	1,002,281
Repayment of debt	—	(501,316)	(876)	—	(16)	(502,208)
Dividends paid	(71,801)	—	—	(11)	—	(71,812)
Repurchase of common stock	(443,690)	—	—	—	—	(443,690)
Other	(88)	(4,576)	—	55	—	(4,609)
Net cash (used in) provided by financing activities	(515,579)	494,608	905	44	(16)	(20,038)
Effect of exchange rate changes on cash and cash equivalents	—	417	—	4,153	—	4,570
Net increase (decrease) in cash and cash equivalents	—	20,052	(26,419)	33,192	—	26,825
Cash and cash equivalents at beginning of period	—	34,905	339,702	36,674	—	411,281
Cash and cash equivalents at end of period	$ —	$ 54,957	$ 313,283	$ 69,866	$ —	$ 438,106

Condensed Consolidating Statement of Cash Flows

Year Ended May 31, 2010 (in thousands)	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non-Guarantors	Eliminations	Cintas Corporation Consolidated
Cash flows from operating activities:						
Net income	$ 215,620	$ 46,146	$ 149,996	$ 17,902	$ (214,044)	$ 215,620
Adjustments to reconcile net income to net cash provided by (used in) operating activities:						
Depreciation	—	105,981	37,149	8,929	—	152,059
Amortization	—	37,723	879	2,480	—	41,082
Stock-based compensation	15,349	—	—	—	—	15,349
Deferred income taxes	—	(1,745)	12,668	2,372	—	13,295
Changes in current assets and liabilities, net of acquisitions of businesses:						
Accounts receivable, net	—	21,442	14,594	(2,512)	(28,302)	5,222
Inventories, net	—	49,396	(16,803)	(913)	(1,387)	30,293
Uniforms and other rental items in service	—	2,379	5,655	(3,681)	(189)	4,164
Prepaid expenses	—	667	3,101	(53)	—	3,715
Accounts payable	—	19,707	(70,957)	43,498	16,691	8,939
Accrued compensation and related liabilities	—	10,022	7,435	936	—	18,393
Accrued liabilities	—	2,489	45,418	(417)	38	47,528
Income taxes, current	—	(2,134)	16,455	(4,326)	—	9,995
Net cash provided by (used in) operating activities	230,969	292,073	205,590	64,215	(227,193)	565,654
Cash flows from investing activities:						
Capital expenditures	—	(62,236)	(42,422)	(6,420)	—	(111,078)
Proceeds from redemption of marketable securities	—	—	8,361	26,351	—	34,712
Purchase of marketable securities and investments	—	(24,826)	161,621	(34,137)	(183,927)	(81,269)
Acquisitions of businesses, net of cash acquired	—	(25,686)	—	(24,758)	—	(50,444)
Other	(156,082)	(184,047)	(34,494)	84	375,036	497
Net cash (used in) provided by investing activities	(156,082)	(296,795)	93,066	(38,880)	191,109	(207,582)
Cash flows from financing activities:						
Repayment of debt	—	(754)	(35,933)	—	36,084	(603)
Dividends paid	(73,950)	—	—	(10)	—	(73,960)
Repurchase of common stock	(969)	—	—	—	—	(969)
Other	32	767	—	(1,776)	—	(977)
Net cash (used in) provided by financing activities	(74,887)	13	(35,933)	(1,786)	36,084	(76,509)
Effect of exchange rate changes on cash and cash equivalents	—	217	—	(244)	—	(27)
Net (decrease) increase in cash and cash equivalents	—	(4,492)	262,723	23,305	—	281,536
Cash and cash equivalents at beginning of period	—	39,397	76,979	13,369	—	129,745
Cash and cash equivalents at end of period	$ —	$ 34,905	$ 339,702	$ 36,674	$ —	$ 411,281

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

With the participation of Cintas' management, including Cintas' Chief Executive Officer, Chief Financial Officer, General Counsel and Controllers, Cintas has evaluated the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of May 31, 2012. Based on such evaluation, Cintas' management, including Cintas' Chief Executive Officer, Chief Financial Officer, General Counsel and Controllers, have concluded that Cintas' disclosure controls and procedures were effective as of May 31, 2012, in ensuring (i) information required to be disclosed by Cintas in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and (ii) information required to be disclosed by Cintas in the reports that it files or submits under the Exchange Act is accumulated and communicated to Cintas' management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

Management's Report on Internal Control over Financial Reporting and the Report of Ernst & Young LLP, Independent Registered Public Accounting Firm thereon are set forth in Part II, Item 8 of this Annual Report on Form 10-K and are incorporated by reference herein.

There were no changes in Cintas' internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter ended May 31, 2012, that have materially affected, or are reasonably likely to materially affect, Cintas' internal control over financial reporting.

Item 9B. Other Information

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required under this item is incorporated herein by reference to the material contained in Cintas' definitive proxy statement for the 2012 annual meeting of shareholders to be filed with the SEC pursuant to Regulation 14A not later than 120 days after the close of the fiscal year (the "Proxy Statement").

Item 11. Executive Compensation

The information required under this item is incorporated herein by reference to the material contained in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required under this item is incorporated herein by reference to the material contained in the Proxy Statement, except that the information required by Item 201(d) of Regulation S-K can be found below.

The following table provides information about Cintas' common stock that may be issued under Cintas' equity compensation plans as of May 31, 2012.

Equity Compensation Plan Information

Plan category	Number of shares to be issued upon exercise of outstanding options [1]	Weighted average exercise price of outstanding options [1]	Number of shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by shareholders	7,609,117	$ 36.04	8,171,124
Equity compensation plans not approved by shareholders	—	—	—
Total	7,609,117	$ 36.04	8,171,124

[1] Excludes 1,888,996 unvested restricted stock units.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required under this item is incorporated herein by reference to the material contained in the Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required under this item is incorporated herein by reference to the material contained in the Proxy Statement.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) (1) Financial Statements. All financial statements required to be filed by Item 8 of Form 10-K and included in this Annual Report are listed in Item 8. No additional financial statements are filed because the requirements for paragraph (d) under Item 14 are not applicable to Cintas.

(a) (2) Financial Statement Schedule:

For each of the three years in the period ended May 31, 2012.

Schedule II: Valuation and Qualifying Accounts and Reserves.

All other schedules are omitted because they are not applicable, or not required, or because the required information is included in the Consolidated Financial Statements or Notes thereto.

(a) (3) Exhibits.

All documents referenced below were filed pursuant to the Exchange Act by Cintas Corporation, file number 000-11399, unless otherwise noted.

Exhibit Number	Description of Exhibit
3.1	Restated Articles of Incorporation, as amended (Incorporated by reference to Exhibit 4.1 to Cintas' Registration Statement No. 333-160926 on Form S-3 filed on December 3, 2007.)
3.2	Amended and Restated By-laws (Incorporated by reference to Exhibit 3 to Cintas' Form 8-K dated October 14, 2008.)
4.1	Indenture dated as of May 28, 2002, among Cintas Corporation No. 2, as issuer, Cintas Corporation, as parent guarantor, the subsidiary guarantors thereto and Wachovia Bank, National Association, as trustee (Incorporated by reference to Cintas' Form 10-Q for the quarter ended February 28, 2005.)
4.2	Form of 6% Senior Note due 2012 (Incorporated by reference to Cintas' Form 10-Q for the quarter ended February 28, 2005.)
4.3	Form of 6.15% Senior Note due 2036 (Incorporated by reference to Cintas' Form 8-K dated August 17, 2006.)
4.4	Form of 6.125% Senior Note due 2017 (Incorporated by reference to Cintas' Form 8-K dated December 6, 2007.)
4.5	Form of 2.85% Senior Note due 2016 (Incorporated by reference to Cintas' Form 8-K dated May 23, 2011.)
4.6	Form of 4.30% Senior Note due 2021 (Incorporated by reference to Cintas' Form 8-K dated May 23, 2011.)
4.7	Form of 3.25% Senior Note due 2022 (Incorporated by reference to Cintas' Form 8-K dated June 8, 2012.)
10.1	Credit Agreement dated as of May 28, 2004 by and among Cintas Corporation No. 2, as Borrower, the lenders named in such Credit Agreement and KeyBank National Association, as agent for the lenders (Incorporated by reference to Cintas' Form 10-Q for the quarter ended February 28, 2011.)

10.2	First Amendment Agreement to the Credit Agreement dated as of May 28, 2004, dated as of February 24, 2006 (Incorporated by reference to Cintas' Form 8-K dated October 1, 2010.)
10.3	Second Amendment Agreement to the Credit Agreement dated as of May 28, 2004, dated as of March 16, 2007 (Incorporated by reference to Cintas' Form 8-K dated October 1, 2010.)
10.4	Third Amendment Agreement to the Credit Agreement dated as of May 28, 2004, dated as of May 31, 2007 (Incorporated by reference to Cintas' Form 8-K dated October 1, 2010.)
10.5	Fourth Amendment Agreement to the Credit Agreement dated as of May 28, 2004, dated as of September 27, 2010 (Incorporated by reference to Cintas' Form 10-Q for the quarter ended February 28, 2011.)
10.6	Fifth Amendment Agreement to the Credit Agreement dated as of May 28, 2004, dated as of October 7, 2011 (Incorporated by reference to Cintas' Form 8-K dated October 7, 2011.)
10.7*	Incentive Stock Option Plan (Incorporated by reference to Cintas' Registration Statement No. 33-23228 on Form S-8 filed under the Securities Act of 1933.)
10.8*	Partners' Plan, as Amended (Incorporated by reference to Cintas' Registration Statement No. 33-56623 on Form S-8 filed under the Securities Act of 1933.)
10.9*	1999 Cintas Corporation Stock Option Plan (Incorporated by reference to Cintas' Form 10-Q for the quarter ended November 30, 2000.)
10.10*	Directors' Deferred Compensation Plan (Incorporated by reference to Cintas' Form 10-Q for the quarter ended November 30, 2001.)
10.11*	Amended and Restated 2003 Directors' Stock Option Plan (Incorporated by reference to Cintas' Form 10-K for the year ended May 31, 2004.)
10.12*	Form of agreement signed by Officers, General/Branch Managers, Professionals and Key Managers, including Executive Officers (Incorporated by reference to Cintas' Form 10-Q for the quarter ended February 28, 2005.)
10.13*	President and CEO Executive Compensation Plan (Incorporated by reference to Cintas' Form 10-K for the year ended May 31, 2005.)
10.14*	2006 Executive Incentive Plan (Incorporated by reference to Cintas' Form 10-K for the year ended May 31, 2005.)
10.15*	2005 Equity Compensation Plan (Incorporated by reference to Cintas' Definitive Proxy Statement on Schedule 14A filed on September 1, 2005.)
10.16*	Criteria for Performance Evaluation of the President and CEO (Incorporated by reference to Cintas' Form 10-K for the year ended May 31, 2006.)
10.17*	2007 Executive Incentive Plan (Incorporated by reference to Cintas' Form 10-K for the year ended May 31, 2006.)
10.18*	Amendment No. 1 to 2005 Equity Compensation Plan
10.19*	Form of Restricted Stock Agreement
14	Code of Ethics (Incorporated by reference to Cintas' Form 10-K for the year ended May 31, 2004.)
21**	Subsidiaries of the Registrant
23**	Consent of Independent Registered Public Accounting Firm

31.1**	Certification of Principal Executive Officer, Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
31.2**	Certification of Principal Financial Officer, Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
32.1**	Certification of Chief Executive Officer, Pursuant to 18 U.S.C. § 1350
32.2**	Certification of Chief Financial Officer, Pursuant to 18 U.S.C. § 1350
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

* Management compensatory contracts

** Filed herewith

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CINTAS CORPORATION

By: /s/ Scott D. Farmer

Scott D. Farmer
Chief Executive Officer

DATE SIGNED: July 30, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ Robert J. Kohlhepp Robert J. Kohlhepp	Chairman of the Board of Directors	July 30, 2012
/s/ Scott D. Farmer Scott D. Farmer	Chief Executive Officer and Director (Principal Executive Officer)	July 30, 2012
/s/ Ronald W. Tysoe Ronald W. Tysoe	Director	July 30, 2012
/s/ John F. Barrett John F. Barrett	Director	July 30, 2012
/s/ James J. Johnson James J. Johnson	Director	July 30, 2012
/s/ David C. Phillips David C. Phillips	Director	July 30, 2012
/s/ William C. Gale William C. Gale	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	July 30, 2012

Cintas Corporation
Schedule II — Valuation and Qualifying Accounts and Reserves

(In thousands)	Balance at Beginning of Year	Additions (1) Charged to Costs and Expenses	Additions (2) Charged to Other Accounts	(3) Deductions	Balance at End of Year
Allowance for Doubtful Accounts					
May 31, 2010	$ 19,532	$ 1,060	$ (167)	$ 6,128	$ 14,297
May 31, 2011	$ 14,297	$ 7,835	$ 43	$ 5,118	$ 17,057
May 31, 2012	$ 17,057	$ 5,165	$ 194	$ 5,399	$ 17,017
Reserve for Obsolete Inventory					
May 31, 2010	$ 48,353	$ (7,979)	$ (130)	$ 7,778	$ 32,466
May 31, 2011	$ 32,466	$ 1,626	$ (8)	$ 3,367	$ 30,717
May 31, 2012	$ 30,717	$ 4,247	$ (1,505)	$ 4,083	$ 29,376

(1) Represents amounts charged to expense to increase reserve for estimated future bad debts or to increase reserve for obsolete inventory. Amounts related to inventory are computed by performing a thorough analysis of future marketability by specific inventory item.

(2) Represents a change in the appropriate balance sheet reserve due to acquisitions during the respective period.

(3) Represents reductions in the balance sheet reserve due to the actual write-off of non-collectible accounts receivable or the physical disposal of obsolete inventory items. These amounts do not impact Cintas' consolidated income statement.

Exhibit 31.1
Certification of Principal Executive Officer Pursuant to Rule 13a — 14(a)

I, Scott D. Farmer, certify that:

1. I have reviewed this Annual Report on Form 10-K of Cintas Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 30, 2012

/s/ Scott D. Farmer
Scott D. Farmer
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2
Certification of Principal Financial Officer Pursuant to Rule 13a — 14(a)

I, William C. Gale, certify that:

1. I have reviewed this Annual Report on Form 10-K of Cintas Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 30, 2012

/s/ William C. Gale
William C. Gale
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1
Certification of Chief Executive Officer Pursuant to 18 U.S.C. § 1350, as Adopted Pursuant to § 906 of the Sarbanes-Oxley Act of 2002

In connection with the filing with the Securities and Exchange Commission of the Report of Cintas Corporation (the "Company") on Form 10-K for the period ending May 31, 2012 (the "Report"), I, Scott D. Farmer, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company as of and for the periods presented.

/s/ Scott D. Farmer
Scott D. Farmer
Principal Executive Officer

July 30, 2012

Exhibit 32.2

Certification of Chief Financial Officer Pursuant to 18 U.S.C. § 1350, as Adopted Pursuant to § 906 of the Sarbanes-Oxley Act of 2002

In connection with the filing with the Securities and Exchange Commission of the Report of Cintas Corporation (the "Company") on Form 10-K for the period ending May 31, 2012 (the "Report"), I, William C. Gale, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company as of and for the periods presented.

/s/ William C. Gale
William C. Gale
Principal Financial Officer

July 30, 2012

Shareholder Information

Board of Directors

Gerald S. Adolph
Senior Vice President of
Booze and Company

John F. Barrett
Chairman, President and
Chief Executive Officer of
Western & Southern Financial Group

Richard T. Farmer
Chairman Emeritus of the Board
of the Corporation

Scott D. Farmer
Chief Executive Officer
of the Corporation

James J. Johnson
Retired Chief Legal Officer and Secretary,
the Procter & Gamble Company

Robert J. Kohlhepp
Chairman of the Board
of the Corporation

David C. Phillips
Co-Founder of Cincinnati Works, Inc.

Joseph Scaminace
Chairman, President and
Chief Executive Officer of
the OM Group, Inc.

Ronald W. Tysoe
Retired Vice Chairman,
Finance and Real Estate
Macy's, Inc.

Executive Offices

Cintas Corporation
6800 Cintas Boulevard
P. O. Box 625737
Cincinnati, OH 45262-5737

Auditors

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Market for Registrant's Common Stock

Cintas Corporation Common Stock is traded on the Nasdaq Global Select Market. The symbol is CTAS.

Registrar and Transfer Agent

Wells Fargo Bank
161 North Concord Exchange
South St. Paul, MN 55075
(800) 468-9716

Annual Meeting

October 16, 2012
Cintas Corporation
Corporate Headquarters
6800 Cintas Boulevard
Cincinnati, OH 45262-5737
10:00 a.m.

Company Information

For financial information regarding Cintas Corporation, please visit our website at www.cintas.com. Additional financial information is available at www.nasdaq.com.

Security Holder Information

May 31, 2012, there were approximately 2,000 shareholders of record of Cintas' Common Stock. Cintas believes that this represents approximately 30,000 beneficial owners.

CINTAS CORPORATION
6800 Cintas Boulevard
Cincinnati, OH 45262-5737
513.459.1200

www.cintas.com



CINTAS®
THE SERVICE PROFESSIONALS